File No. 82-34876

07022943

TRILOGY
ENERGY TRUST

PROCESSED
APR 30 2007
THOMSON
FINANCIAL

2006 ANNUAL REPORT

SUPPL

MD&A
FINANCIAL STATEMENTS
REVIEW OF OPERATIONS
LETTER TO UNITHOLDERS



RECEIVED
2007 APR 23 P 1:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-06

4/26

"OUR ASSETS DICTATE OUR STRATEGY"








FRONT COVER: ATHABASCA RIVER, KAYBOB AREA

FINANCIAL & OPERATING HIGHLIGHTS

(thousand dollars except per unit amounts and where stated otherwise)

	Three Months Ended			Year Ended December 31,		
	Dec. 31, 2006	Sept. 30, 2006	Change %	2006	2005[5]	Change %
FINANCIAL						
Petroleum and natural gas sales	**109,785**	103,021	7	**444,208**	508,881	(13)
Funds flow[1]						
From operations	**62,889**	56,201	12	**262,510**	254,764	3
Per unit – basic and diluted[2]	**0.68**	0.61	11	**2.91**	3.22	(10)
Earnings						
Net earnings	**24,582**	38,338	(36)	**140,863**	86,447	63
Per unit – basic and diluted[2]	**0.27**	0.42	(36)	**1.56**	1.09	43
Distributions declared	**44,421**	55,221	(20)	**224,678**	190,763	18
Per unit	**0.48**	0.60	(20)	**2.48**	2.35	6
Capital expenditures[4]						
Exploration and development	**39,202**	31,219	26	**171,166**	140,218	22
Acquisitions, dispositions and other	**(12,489)**	24	—	**(12,088)**	7,834	(254)
Net capital expenditures	**26,713**	31,243	15	**159,078**	148,052	7
Corporate acquisitions	**141,056**	—	—	**265,451**	—	—
Total assets	**1,084,317**	927,653	17	**1,084,317**	777,793	39
Net debt[1]	**417,517**	263,772	58	**417,517**	186,553	124
Unitholders' equity	**520,854**	537,940	(3)	**520,854**	462,365	13
Trust Units outstanding (thousands)						
- As at end of period	**92,567**	92,425	—	**92,567**	85,133	9
OPERATING						
Production						
Natural gas (MMcf/d)	**121**	117	3	**118**	117	1
Crude oil and natural gas liquids (Bbl/d)	**4,935**	4,854	2	**4,970**	4,928	1
Total production (Boe/d @ 6:1)	**25,042**	24,288	3	**24,691**	24,495	1
Average prices						
Natural gas (pre-financial instruments) ($/Mcf)	**7.51**	6.58	14	**7.52**	9.23	(19)
Natural gas ($/Mcf)[3]	**8.43**	7.22	17	**8.67**	8.86	(2)
Crude oil and natural gas liquids (pre-financial instruments) ($/Bbl)	**58.11**	72.68	(20)	**65.93**	63.03	5
Crude oil and natural gas liquids ($/Bbl)[3]	**64.35**	69.32	(7)	**65.91**	61.57	7
Drilling activity (gross)						
Gas	**18**	14	29	**67**	66	2
Oil	**—**	1	(100)	**—**	8	(100)
D&A	**1**	2	(50)	**18**	5	260
Total wells	**19**	17	12	**85**	79	8
Success rate	**95%**	88%	—	**79%**	94%	—

[1] Funds flow from operations and net debt are non-GAAP terms. Funds flow from operations represents net earnings adjusted for non-cash items such as unrealized gain (loss) on financial instruments, depletion and depreciation expense and non-cash expenditures. Net debt is equal to long-term debt and the long-term portion of unit-based compensation liability plus/minus working capital. Please refer to the advisory on Non-GAAP measures below.

[2] Per unit amounts were calculated for the quarters ended December 31, 2006 and 2005, and the year ended December 31, 2006 using the weighted averag number of Trust Units outstanding. For the year ended December 31, 2005, the weighted average number of Trust Units outstanding for the period April 1, 2005 to December 31, 2005 was used.

[3] Includes realized but excludes unrealized gains and losses on financial instruments.

[4] Excludes corporate acquisitions.

[5] Information for the year ended December 31, 2005 includes the results prior to the commencement of Trilogy's commercial operations on April 1, 2005 which were prepared on a carve-out basis from Paramount Resources Ltd. These results may not be indicative of the results that would have been attained if the Trust had operated as a stand-alone entity prior to April 1, 2005.

WE HAVE DEVELOPED A STRATEGY AROUND THE EXPLOITATION OF EXISTING TIGHT GAS POOLS



Trilogy 100% compressors at 11-16-059-19W5

LETTER TO UNITHOLDERS

There have been a lot of changes in the short time Trilogy Energy Trust has conducted business. Since the Trust was created in April, 2005, there have been at least two separate attempts to change the fiscal regime in which the Trust operates: there have been dramatic changes in the cost and availability of services within the oil and gas operating environment in Western Canada, and at the same time, there has been dramatic volatility in the price of the commodities which Trilogy produces. Trilogy continues to adapt to these continual changes to provide the best investment return for its Unitholders. Trilogy's business plan to maintain itself by replacing production declines and reserves while distributing the taxable portion of income remains intact.

In 2006, Trilogy executed a $171 million capital expenditure program which included the drilling of 85 wells (68.3 net) with a 79 percent success rate. This initiative helped the Trust achieve an average production level of 118 MMcf/d and 4,970 Bbl/d or 24,691 Boe/d. Total production for the year was 9.0 MMBoe. The capital program replaced 115 percent of this production at a cost of $16.93/Boe which translates into a recycle ratio of 1.9:1 when considering the high $31.61/Boe average netback of Trilogy's production in 2006. In total, Trilogy was able to generate cash flow of $ 262 million, and return $ 225 million to unitholders as distributions.

Trilogy also completed the acquisition of two separate junior oil and gas companies which expanded the Trust's reserves at the time of the acquisitions by 5.8 MMBoe and initial daily production of 3,600 Boe/d. These transactions have created the foundation for a new region of expansion for the Trust. Trilogy chose this area as its next expansion because it is an area with considerable infrastructure, multiple stacked prospective intervals to exploit, and a well-understood structural and stratigraphic setting.

On October 31, 2006 the Federal Government announced its intention to implement a new tax on distributions applicable to the majority of publicly traded income trusts by the year 2011. The announcement had a devastating effect on the entire energy trust industry, negatively impacting Trilogy's unit price by over 50 percent. It appears that this new tax scheme was as ill-conceived as the National Energy Program in the 1980's. The Federal Government has increased the cost of capital dramatically for a large part of the Canadian oil and gas industry and at the same time, has reduced the future tax payable associated with prior gains. Much of the information to support this decision has been withheld from Canadians but it appears that the new tax scheme is intended to increase taxes paid on income directed to foreign investors and tax deferred Canadian entities. It also appears that the Government wants to control how business does business, influencing business to hold on to income and reinvest this capital as opposed to returning this income to Unitholders. Trilogy had considered this a healthy process to leave this control in Unitholder hands. The Government's announcement directly impacted Trilogy by causing the Trust to not complete its October financing and thus leaving the Trusts leverage higher than anticipated. Trilogy will continue to evaluate the options available to best adapt to this new tax regime in order to minimize the impact to Unitholders.

After an optimistic start to the year with relatively high commodity prices, North America experienced one of the warmest winters on record that reduced heating demand for natural gas thus natural gas storage levels started the injection season at historic highs. Predictions of abnormally high hurricane activity during the summer and fall of 2007 were completely inaccurate with virtually no production curtailment. As a result, continually declining natural gas prices led Trilogy to reduce its distributions commensurate with the reduced cash flows. Storage levels entered the winter of 2006/2007 absolutely full only to be met again with some of the warmest December and January weather on record. February finally brought relief with abnormally cold weather and record breaking withdrawals of natural gas from storage. During the month, year-over-year storage levels reversed and at the time of writing, are nearing normal levels. The Trust protected itself by hedging a significant portion of its production through this period and recorded material hedging gains through 2006, and to date in 2007. Trilogy currently has no future gas production hedged as it is of the view that the natural gas supply/demand relationship has moved to a negative imbalance and we should see higher prices through the rest of the year.

The Canadian oil and gas environment saw activity in 2006 reach record levels resulting in a shortage of equipment and trained workers. These shortages pushed costs for both labor and equipment materially higher resulting in increased operating costs, general and administrative costs, and capital costs. With the declining commodity prices through 2006, lower activity levels coupled with additions to capacity have left a surplus in capacity and we are starting to see a reduction in the cost structure within the industry.

Looking forward to 2007, Trilogy sees an improving cost structure and increasing prices for natural gas. The prospect inventory inherent in Trilogy's asset base is as strong as ever. Trilogy currently has a very conservative distribution level with current payouts totaling less than 50 percent of cash flow. Capital expenditures are also significantly lower than the prior year to allow for reduction of debt levels and at the same time, target replacement of the majority of Trilogy's produced reserves. We expect this period of belt tightening and patience will reward us greatly in the future.

[Signed]
Jim Riddell
President and Chief Executive Officer

March 2, 2007

WE DRILL HIGH WORKING INTEREST WELLS WITH MULTI-ZONE TARGETS



Ensign #36 drilling TRILOGY KAYBOB 10-05-064-19W5



GRANDE PRAIRIE

Trilogy completed two significant and strategic acquisitions in 2006 acquiring assets in the Deep Basin that we expect will add considerable value to Trilogy over the coming years.

REDSKY ACQUISITION

Trilogy acquired Redsky Energy Ltd. ("Redsky"), a private company operating in the Grande Prairie area of Alberta. The Redsky assets were a grassroots development by Redsky through drilling on farm-in opportunities and land acquired at Crown land sales. The transaction closed on March 31, 2006 with Trilogy issuing 6.5 million Trilogy Energy Trust Units to the shareholders of Redsky. The approximate value of this acquisition was $124 million and it initially added 2,000 Boe/d of production and 2,900 MMBoe of proved plus probable reserves. For the year ended December 31, 2006, the properties acquired from Redsky added sales volumes of 1,128 Boe/d to the annual production average, or approximately 1,500 Boe/d from April 1, 2006 to the end of the year.

BLUE MOUNTAIN ACQUISITION

On October 26, 2006, Trilogy acquired Blue Mountain Energy Ltd. ("Blue Mountain") for a cash purchase price of approximately $141 million. The Blue Mountain assets in the Grande Prairie and Drayton Valley areas of Alberta added approximately 1,600 Boe/d of production at the time of the acquisition and approximately 3,000 MBoe of proved plus probable reserves. For the year ended December 31, 2006 the Blue Mountain properties added sales volumes of 273 Boe/d to the annual production average for the period commencing October 26, 2006. Approximately $25 million of the acquisition price was assigned to Blue Mountain's extensive seismic data base (232 kilometers of 2D and 172 square kilometers of 3D data) and undeveloped land inventory (124,800 net acres as of April 1, 2006). Trilogy expects that it will be able to maintain production from these assets at 1,800 Boe/d by developing the current holdings.


2007 Location
Trilogy Lands
Redsky Acquisition Lands
Blue Mountain Acquisition Lands

The year-end reserves assigned to the assets in the Redsky and Blue Mountain acquisitions were less than those estimated at the time of the transactions due mainly to changes in technical and pricing assumptions. Reserve estimates are typically assigned based on well performance and when wells are unable to produce, the booked reserves are reduced to reflect the performance. The impact of not maintaining production from the producing assets and gaining production from the shut-in gas wells is mainly reflected in the probable reserve category. Trilogy expects positive technical revisions to the reserve estimates for these assets in following years as the production bears out the anticipated reserve volumes.

The Blue Mountain and Redsky properties in the Grande Prairie area are complimentary assets and will provide a framework for a future core development area. Trilogy will focus on tieing in shut-in gas volumes and acquiring ownership in infrastructure in the Grande Prairie area to enable Trilogy to increase its gas production from the acquired assets.

Trilogy invested approximately $6 million of capital in the acquired properties, resulting in 0.7 MMBoe of proved plus probable reserve additions in 2006. Trilogy is integrating the producing properties into its production base and has an asset team dedicated to exploiting the assets to reverse these reserve reductions. In 2007 Trilogy expects to invest approximately $15 million into the acquired assets to capitalize on existing and new opportunities.


SOUTH KAYBOB

- Tight gas reservoirs in the Montney Formation
- Multi-zone development potential
- Average well cost: $2 million D/C/T
- Potential for 1 MMBoe/section recoverable reserve

- 100% working interest in field compression
- Design capacity 14 MMcf/d liquid-rich gas
- Completed in December 2006

We have been active in the Kaybob area, first with Paramount, and now with Trilogy, for the past 15 years. We believed this area to be an extremely resource rich area of the Province that still offered a large volume of exploitation opportunities. Our experience has led us to discover that this area contains significant accumulations of crude oil and natural gas from the Devonian Swan Hills formation that are buried up to 3600 meters deep to the Belly River formations at 600 meters. Trilogy has developed the technical experience in the office and in the field to exploit these opportunities.

Trilogy has developed a strategy around the exploitation of the tight gas reservoirs in the Kaybob area. The primary zones of interest are the Spirit River, Bluesky, Gething and Montney Formations. These reservoirs are generally fine grained sands that were deposited in a marine or a fluvial environment which has resulted in a complex reservoir development. These reservoirs cannot be properly exploited with one producing gas well per section and the industry has requested and been granted approval form the Alberta Energy and Utilities Board to produce from more than one well per section. In some cases companies have drilled up to four wells per section to capture all of the natural gas resource in place.

Our strategy will be to manage the down-spacing program by drilling up to four wells per section. We start by drilling two wells per section, evaluate the results and then move to three and then four wells per section if required to economically recover all of the producible resource.

In 2006 we spent approximately $142 million in this area with the majority of the capital directed to the exploitation of tight gas reservoirs. We have been developing our drilling and completion techniques to optimize the potential of each well and ultimately maximize the return on capital for each well drilled. By combining natural gas production from different formations, referred to as commingling production, we have been able to reduce the cost to complete and tie in wells. We have been actively evaluating alternatives to commingle production from tight gas and conventional reservoirs as well as natural gas from sweet and sour reservoirs in an attempt to keep capital costs down thereby reducing finding and development costs per barrel of oil equivalent.

During the year we installed two new sour natural gas compressors to handle the increase in volumes from the recent drilling success in the South Kaybob area. This new development will increase compression capability to 20 MMcf/d. The project was complete and operational by the end of the year and should be at full capacity by the time the 2007 drilling program is complete.

We feel that if we are able to control the plants and gathering systems we can maintain some control on our production and subsequent cash flow.


1,000
800
600
400
200
Mcf/d
2003
2006
2013

2007 Location
Trilogy Lands
Blue Mountain Acquisition Lands

- Montney decline plot
- Hyperbolic decline, tight gas reservoir
- Low decline rate

MULTI-ZONE COMPLETIONS MAXIMIZE RESERVES AND VALUE



Rockwell #6 working on Trilogy Kaybob 13-01-064-18W5

REVIEW OF OPERATIONS

PRODUCTION

Production in the fourth quarter of 2006 averaged 25,042 Boe/d as compared to 24,288 Boe/d in the third quarter of 2006. This increase in production is due in part to the Blue Mountain acquisition which added 1,083 Boe/d for the quarter. Production also increased with the completion of the compression projects in the Pine Creek area and the tie in of previously drilled and completed wells in the Kaybob and Grande Prairie areas. **These production additions more than offset the quarterly production decline which is approximately 1,500 Boe/d per quarter.** Trilogy anticipates continued growth in the first quarter of 2007 as the Blue Mountain and Pine Creek volumes are produced for the entire quarter. Trilogy has forecast 2007 production to average approximately 26,000 Boe/d for the year.

The competitive environment in the past year provided a number of operational challenges related to the ability to access equipment required to execute the planned drilling, completion and construction programs. Ultimately, these restrictions had a negative impact on Trilogy's production when compared to its production guidance. Trilogy believes that its strategy of pursuing tight gas reservoirs in the Kaybob area continues to produce positive results for its Unitholders.

Production from the original Trilogy assets in the Kaybob and Marten Creek areas averaged 23,290 Boe/d for the year as compared to our forecast of 25,000 Boe/d. The variation is partly the result of the delay in bringing on Trilogy's sour gas discovery in the Kaybob area. This compression project was installed and on production prior to the end of 2006 but did not materially contribute to annual production volumes. Additional production from gas discovered in the Waskahigan area of Kaybob was also restricted at third-party operated facilities and new construction was delayed due to surface access restrictions. In addition, volumes were down marginally as a result of the sale of Trilogy's interest in the Kaybob South Beaverhill Lake Unit #1 in the second half of the year.

Trilogy's 2006 average production volumes increased by 1,401 Boe/d as a result of the Redsky and Blue Mountain acquisitions. The acquired assets, in the Grande Prairie and Drayton Valley areas, are expected to add approximately 3,600 Boe/d to the production base in 2007.

The following table summarizes the average daily production by core area for the past four years and Trilogy's 2007 production forecast by core area.

	2007E	2006	2005	2004	2003
Natural Gas Production (MMcf/d)					
Kaybob	*95*	**93.3**	97.3	89.7	77.6
Marten Creek	*14*	**18.1**	20.1	8.6	
Grande Prairie	*14*	**6.9**			
Total	*123*	**118.3**	117.4	98.4	77.6
Crude Oil & NGL Production (Bbl/d)					
Kaybob	*5,000*	**4,717**	4,928	3,880	2,184
Marten Creek	*0*	**0**	0	0	
Grande Prairie	*500*	**253**			
Total	*5,500*	**4,970**	4,928	3,880	2,184
Total Production (Boe/d)					
Kaybob	*20,833*	**20,276**	21,144	18,856	15,112
Marten Creek	*2,333*	**3,014**	3,351	1,432	
Grande Prairie	*2,834*	**1,401**			
Total	*26,000*	**24,691**	24,495	20,288	15,112

Trilogy disposed of its interest in the Kaybob South Beaverhill Lake Unit #1 to a private company for $12 million, prior to adjustments. The sale was effective July 1, 2006 and the property was producing approximately 175 Boe/d of production at the time of the sale.

OPERATING COSTS

Operating costs for 2006 averaged $9.97/Boe and Trilogy has budgeted 2007 operating costs to be $10.00/Boe to be consistent with prior years costs and production. As always, operating costs will vary from quarter to quarter and areas with restricted access, such as Marten Creek, will have higher operating costs in the winter months when budgeted operational and maintenance activities are occurring.

In addition to the costs that were budgeted for scheduled compressor maintenance, installation of wellsite facilities, pump changes and service rig work, Trilogy was required to spend more than anticipated amounts in connection with workovers and maintenance operations in 2006. All workover and maintenance projects are evaluated on an economic basis considering risk, reward and competitive advantage.

Kaybob operations are ongoing throughout the year. The Trust focused a significant amount of resources on workovers and maintenance activity on the deeper Swan Hills production in the Simonette area and in the operated Kaybob South Beaverhill Lake Unit #3 (KSBHL #3). Significant attention was also given to compliance issues, primarily relating to suspended wellbores, ensuring that sour gas wells have been safely suspended. EUB Directive 13 (Suspension Requirements for Wells) required all high risk sour gas wells to be compliant by December 31, 2005 and all medium and low risk wells to be compliant by December 31, 2006. Trilogy has been diligently working to meet these deadlines but field services and well bore complications have required that we request an extension to complete the low and medium risk wells.

Operating costs in the South Kaybob properties averaged $12.92/Boe in 2006, as a result of the workover and suspension activity. The suspension program in the KSBHL #3 added approximately $3.5 million in costs during the year. Trilogy is evaluating development plans for KSBHL #3 with the view to increasing production from some of the suspended wellbores with the installation of additional compression and water handling facilities.


$10.00
10
8
6
4
2
0
05
06
07E

OPERATING COSTS
($/Boe)


ESP Installation
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jan.
Feb.
Mar.
Apr.
Mar.
Jun.
Jul.
Aug.
Sept.
Oct.
Nov.
Dec.

GROSS SIMONETTE PRODUCTION
(Boe/d)

In Simonette, the workover and ESP (Electrical Submersible Pump) program is near completion. Production from the pool was approximately 3,100 Boe/d in January 2006 and declined through the first two quarters until the workover and pump installation work began. In total, Trilogy stimulated four wells, installed two new ESPs and upsized two existing ESPs for a total gross expenditure of $4.0 million. November and December volumes were down due to service rig work on two producing wells and field related electrical problems caused by severe weather. Anticipated pool production is expected to be approximately 3,500 Boe/d when the work is complete. Trilogy has an approximate 33 percent working interest in the Simonette pools.

Trilogy is currently evaluating all of the producing, shut-in and suspended wells acquired from Redsky and Blue Mountain with a view to ensuring that production from the newly acquired assets is meeting its production expectations and that it is fully capturing all of the value from the shut-in and suspended wellbores. The Trust anticipates that some of the shut-in gas wells acquired in the Redsky and Blue Mountain acquisitions will be brought on production during the year and will support the 2007 production forecast.

In the current cost environment and with the existing asset base Trilogy expects to see a gradual increase in operating costs over time. Costs associated with producing natural gas from lower pressure reservoirs as well as increased costs associated with handling produced liquids will trend operating costs higher. In order to control the increase in operating costs Trilogy plans to direct as much of its natural gas production as possible though Trust-operated facilities.

PROFITABILITY

In 2006, the average natural gas price, before financial instruments and transportation decreased by 19 percent from $9.23/Mcf in 2005 to $7.52/Mcf in 2006. As Trilogy is heavily weighted towards natural gas this decrease in price would have had a major impact, however, Trilogy entered into a number of financial contracts to protect a portion of the cash flow by locking in gas prices during the summer months. As a result of these financial instruments Trilogy realized $55.03/Boe in 2006 as compared to $54.86/Boe in 2005. **The operating netback including realized financial instruments in 2006 was $31.61/Boe which is essentially unchanged from 2005.** The increase in operating costs in 2006 as compared to 2005 was offset by a decrease in royalties in 2006, which was mainly due to lower natural gas prices during the year.

On a cash flow per barrel of oil equivalent basis the Trust realized a two percent increase from $28.49/Boe in 2005 to $29.13/Boe in 2006. The funds flow from operations per unit was down ten percent from $3.22/unit in 2005 to $2.91/unit in 2006.


10
8
6
4
2
$7.52
03
04
05
06
NATURAL GAS PRICE
($/Mcf, before financial instruments & transportation)


80
70
60
50
40
30
20
10
$65.93
03
04
05
06
OIL & NATURAL GAS LIQUIDS PRICE
($/Bbl, before financial instruments & transportation)

CASH FLOW RECONCILIATION	2006		2005	
PRODUCTION (Boe/d)	24,691		24,495	
	$ million	$/Boe	$ million	$/Boe
Gross revenue including other income and realized financial instruments	**496.0**	**55.03**	490.5	54.86
Operating cost	**(89.9)**	**(9.97)**	(68.1)	(7.62)
Transportation	**(18.9)**	**(2.09)**	(19.8)	(2.22)
Royalties	**(100.6)**	**(11.17)**	(118.3)	(13.23)
Asset retirement expenditure	**(1.7)**	**(0.18)**	(1.4)	(0.15)
Operating Netback	**284.9**	**31.61**	282.9	31.64
General and administrative expenses	**(8.4)**	**(0.93)**	(12.5)	(1.40)
Interest	**(13.3)**	**(1.47)**	(9.6)	(1.07)
Lease rentals	**(0.8)**	**(0.08)**	(0.9)	(0.10)
Other (nonrecurring expenditures)	**–**	**–**	(5.1)	(0.57)
Cash flow	**262.4**	**29.13**	254.8	28.49
Weighted average Trust Units outstanding for the year at December 31 (fully diluted) (thousands)	**90,330**		79,177	
Funds flow per Unit ($/unit)	**2.91**		3.22	

Columns may not add due to rounding.

CAPITAL EXPENDITURES

Capital expenditures were increased to approximately $170 million from the forecast of $120 million in order to create Unitholder value in the competitive and dynamic environment that the energy industry experienced in 2006. The increase in actual over forecast expenditures resulted mainly from five factors:

- Rising cost of labour and materials from the prior year; these costs are expected to remain relatively flat in 2007.
- Capital used to acquire land at Crown land sales was originally forecast to be $10 million. Trilogy acquired a significant amount of land at Crown land sales in areas that were close to our recent drilling success, resulting in an actual capital expenditure of $20.2 million for the year.
- Additional capital was required to exploit the assets that were acquired during the year, adding approximately $6 million to annual expenditures.
- Investment of approximately $20 million in compression and facilities in the Kaybob area to increase production and processing through Trust-operated facilities, allowing better performance at lower operating costs.
- Inventory of equipment increased by approximately $3.3 million in the year; this added expense will reduce the need for future expenditures.

In 2007, Trilogy has budgeted $100 million for drilling, completion and facility-related capital expenditures and an additional $10 million may be spent at Crown land sales during the year.

CAPITAL EXPENDITURES (millions of dollars)	*2007 E*	2006
Land	*10.0*	**20.2**
Geological and geophysical	*1.5*	**2.1**
Drilling and Completion	*78.5*	**103.2**
Production equipment and facilities	*20.0*	**41.3**
Inventory	*0.0*	**3.3**
Exploration and development expenditures	*110.0*	**170.1**
Property acquisitions	–	**0.4**
Proceeds received on property dispositions	–	**(12.5)**
Corporate	–	**1.0**
Net capital expenditures	*110.0*	**159.0**

DRILLING ACTIVITY

Trilogy participated in 85 (68.3 net) wells during 2006, as compared to 79 (65.4 net) wells in the previous year, with an overall success rate of 79 percent (78 percent net) for the year. The success rate is lower than prior years as a result of 9 (9.0 net) of the 14 (14 net) wells in the Marten Creek area being abandoned. The success rate in the Kaybob area was significantly higher; Trilogy drilled 68 (51.2 net) wells resulting in 59 (45.1 net) gas wells for a success rate of 87 (88.1 net) percent. The remaining 3 (3 net) wells were drilled in the Grande Prairie area and all were cased for potential gas development. **The higher success rate in the Kaybob and Grande Prairie areas reflects Trilogy's drilling strategy to target our large, undeveloped resource base which Trilogy believes has multi-zone development potential.** As a result of its reduced capital spending budget for 2007, Trilogy anticipates drilling 65 (47.0 net) wells in the year.

DRILLING RESULTS		Development		Exploration
	Gross	Net	Gross	Net
Gas	48	**38.9**	19	**14.4**
Oil	0	**0.0**	0	**0.0**
D&A	11	**10.0**	7	**5.0**
Total All Wells	59	**48.9**	26	**19.4**
Success (%)	81	**79.6**	73	**74.2**

PROPERTY REVIEW

KAYBOB

The Kaybob area was again the most active drilling and completion area for the Trust; it continues to be the cornerstone of Trilogy's producing asset base. Trilogy continued its focus on developing the known tight gas reservoirs in the Gething and has dedicated additional capital to the exploitation of the tight gas sands in the Montney, Nordegg and Spirit River formations. Trilogy plans to continue to target these tight sands in areas that have multi-zone potential and well-developed producing infrastructures in order to maintain a relatively low cost of finding and development and to benefit from significant positive technical reserve revisions on these developed assets.

During the year Trilogy invested approximately $123 million in Kaybob to drill, complete and construct gathering and processing facilities to maintain production at 93.3 MMcf/d of natural gas and 4,717 Bbl/d of oil and natural gas liquids (or 20,276 Boe/d combined). An additional $19.4 million was spent to acquire high quality acreage for future development. Trilogy's success rate of 87 (88.1 net) percent in 2006 supports its 2007 strategy of continuing to focus the majority of its drilling activity on exploiting the tight gas sands in the Kaybob area. Trilogy anticipates spending $80 million in this area in 2007 to drill 47 (35.9 net) wells. Additionally, the Trust may spend an additional $10 million on Crown land purchases throughout the year to add to its extensive land holdings.

A significant amount of drilling capital was spent in the Presley area of Kaybob. **Trilogy was successful in developing tight sour gas pools in the Montney Formation as well as identifying significant uphole potential in the Nordegg, Gething, Bluesky and Spirit River Formations.** This sour gas development required the installation of two compressors plus associated dehydration facilities to produce the natural gas. This construction was delayed as a result of the high industry activity in the first half of the year. The first compressor is capable of producing 7 MMcf/d of natural gas and was completed and producing by mid November. This added to the fourth quarter volumes but did not materially affect the annual corporate production rate. The second compressor, which is capable of producing an additional 7 MMcf/d, was completed prior to the end of December 2006 and Trilogy anticipates it will be able to produce the remainder of the shut-in volumes. The successful completion of this construction is expected to ensure sufficient capacity for the wells planned in this area during the first quarter of 2007. Most of the region is only accessible in the winter and as a result, a comprehensive drilling, completion and construction plan is critical in order to ensure Trilogy's invested capital generates a positive return in the year it is spent.

Included in Trilogy's Kaybob operation is approximately 900 Boe/d of production acquired in the Blue Mountain transaction which is located south of the Kaybob area in the region around Drayton Valley, Alberta. The Drayton Valley assets produce out of a number of formations, with most of the production coming from the Belly River, Glauconite and Banff formations. Trilogy believes this area has significant exploration potential and will be actively evaluated for future drilling and development opportunities.

MARTEN CREEK

The Marten Creek area is strictly winter access for vehicle traffic and Trilogy requires helicopter support to access its wells and compression facilities in the area during the summer months. All of the 2006 drilling activity was in the first quarter. Trilogy drilled 14 wells during the quarter with only marginal success and a total capital expenditure of approximately $17 million. After evaluating the drilling and completion results during the summer months Trilogy was able to identify a large prospect inventory and develop a multi-year development plan. The Trust has trimmed the capital budget to $5 million in 2007 and plans to drill 4 (4.0 net) wells on the property targeting different play types than those pursued in 2006. With the first quarter 2007 drilling, completion, compression and workovers projects Trilogy anticipates it will be able to maintain production at approximately 14 MMcf/d for the year.

GRANDE PRAIRIE

The Grande Prairie assets were acquired in the acquisitions of Redsky and Blue Mountain in 2006. These complimentary assets will form a new core area for Trilogy, that will be supported by a new field office in the area. Trilogy will expand these operations as the area is developed and the acquired assets and identified opportunities are optimized. Trilogy spent approximately $6 million, including $0.8 million on land purchases, since acquiring the assets and will invest approximately $15 million in 2007 into the new core area. The Trust has budgeted 14 (7.1 net) wells to be drilled and numerous optimizations and tie in candidates that are expected to add significant value and support future development opportunities in 2007. Trilogy will be evaluating the undeveloped acreage in Grande Prairie and farming out opportunities that have imminent expiries.

LAND

Trilogy spent $20.2 million in 2006 to acquire 50,696 net acres at Crown land sales bringing the 2006 total to 839,723 net acres of land, 69 percent (578,936 acres) of which is considered undeveloped. These totals include approximately 11,366 net developed and 8,400 net undeveloped acres acquired in the Redsky acquisition, which has an appraised value of $ 1.4 million for the undeveloped acreage. The Blue Mountain acquisition added approximately 18,721 net acres of developed and 129,527 net undeveloped acres which has an appraised value of $19.0 million for the undeveloped acreage. Trilogy's undeveloped acreage (no reserves assigned) has been evaluated by Seaton Jordan & Associates Ltd. and assigned a fair value in accordance with National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities*.

The majority of Crown land purchased is in the Kaybob operating area and is relatively close to recent drilling success and facility additions. Trilogy will use its technical expertise to continue to acquire acreage with future development potential and to ensure it maintains its competitive advantage in its core operating areas. Trilogy has budgeted $10 million that may be spent on Crown land purchases in 2007.

LAND (acres)	Gross	Net
Land assigned reserves	397,871	**260,787**
Undeveloped land	732,350	**578,936**
Total	1,130,221	**839,723**
Fair market value of undeveloped land (thousand dollars)		96,968

RESERVES

Trilogy's reserves evaluation for the year ended December 31, 2006 has been prepared by Paddock Lindstrom and Associates Ltd. ("Paddock Lindstrom"). The reserves report has been prepared in accordance with the National Instrument 51-101 definitions, standards and procedures. Natural gas reserves for the year ended 2006 were 344.7 Bcf compared to 314 Bcf for the year ended 2005 or a 9.8 percent increase. For the same period of time, crude oil reserves increased 15.7 percent from 5,647 MBbl to 6,536.5 MBbl. Natural gas liquids also increased from 7,510 MBbl to 8,012 MBbl, or an equivalent of a 6.7 percent increase.

The following table summarizes the gross (before royalties) reserves for the year ended December 31, 2006 using forecast prices and costs.

RESERVE CATEGORY	Natural Gas	Crude Oil	Natural Gas Liquids	Boe (6:1)	Before Tax Net Present Value ($millions)		
	BCF	MBbl	MBbl	MBoe	0%	5%	10%
Proved							
Developed Producing	199.6	4,153.7	5,057.6	**42,477.2**	1,305.2	**1,034.9**	864.9
Developed Non-Producing	27.7	69.2	463.7	**5,143.3**	140.0	**111.8**	92.9
Undeveloped	11.3	111.0	204.2	**2,206.3**	72.9	**40.7**	26.7
Total Proved	238.6	4,333.9	5,725.5	**49,826.8**	1,518.1	**1,187.4**	984.6
Probable	106.1	2,202.6	2,286.3	**22,174.9**	731.4	**432.2**	294.9
Total Proved plus Probable	**344.7**	**6,536.5**	**8,011.8**	**72,001.7**	**2,249.5**	**1,619.6**	**1,279.5**

Columns and rows may not add due to rounding.
[1] Reserve values were determined by Paddock Lindstrom as of December 31, 2006, using the forward-pricing assumptions in effect by the firm at that date.
[2] No value has been assigned to tangible assets other than those associated with proved producing reserves.
[3] Trilogy's financial instruments, which extend past January 1, 2007, have not been valued by Paddock Lindstrom.
[4] Reserve values have been evaluated under a blow-down scenario.

RESERVE RECONCILIATION FOR YEAR-END 2006

On a barrel equivalent basis (6:1), total proved reserves were 49,827 MBoe and proved plus probable reserves were 72,002 MBoe.

The following table sets forth the reconciliation of Trilogy's gross reserves for the year ended December 31, 2006 using forecast prices and costs:

	Total Proved Reserves				Probable Reserves				Total P+P Reserves			
	Oil MBbl	Gas Bcf	NGL MBbl	BOE MBoe	Oil MBbl	Gas Bcf	NGL MBbl	BOE MBoe	Oil MBbl	Gas Bcf	NGL MBbl	BOE MBoe
Trilogy at December 31, 2005	3,751	217	5,248	**45,168**	1,897	97	2,262	**20,327**	5,647	314	7,510	**65,494**
2006 Production	-879	-43	-935	**-9,012**	0	0	0	**0**	-879	-43	-935	**-9,012**
Technical Revisions	603	8	612	**2,580**	369	-6	-54	**-733**	972	2	559	**1,847**
Reserves Additions	408	38	690	**7,356**	-206	8	7	**1,168**	201	46	697	**8,524**
Acquisitions	451	21	327	**4,279**	143	8	118	**1,532**	594	29	445	**5,812**
Divestments	0	-2	-216	**-544**	0	0	-47	**-119**	0	-2	-263	**-664**
Trilogy at December 31, 2006	**4,334**	**239**	**5,726**	**49,827**	**2,203**	**106**	**2,286**	**22,175**	**6,537**	**345**	**8,012**	**72,002**

Columns and rows may not add due to rounding

RESERVE REPLACEMENT

Trilogy produced 9.01 MMBoe of reserves in 2006 and added a total of 9.94 MMBoe of proved reserves and 10.37 MMBoe of proved plus probable reserves through technical revisions and new additions related to capital investment. **Based on a total proved comparison this is a 110 percent replacement of produced reserves and 115 percent replacement when compared to proved plus probable reserve additions.** The strategy that Trilogy has employed since inception has been to maintain its reserve base by replacing produced reserves at competitive finding and development costs.


Proved Reserve Forecast
(MBoe/year)
10,000
8,000
6,000
4,000
2,000
0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2006 decline
2005 decline
2004 decline

Trilogy's Reserve Life Index has increased from 7.3 years in 2005 to 8.0 years in 2006 for Total Proved plus Probable reserves. For Total Proved reserves, the Reserve Life Index has increased from 5.1 years to 5.5 years for the same period of time.

FINDING AND DEVELOPMENT COSTS

Trilogy spent approximately $265 million for acquisitions, and no amount relating to these acquisitions has been included in the finding and development cost calculation.

FINDING AND DEVELOPMENT CAPITAL

2006 WORKING INTEREST CAPITAL EXPENDITURES		Change in Future Capital New Additions		Total F&D Capital	
(millions of dollars)	2006 Capital	Proved	P+P	Proved	P+P
Land	20.2	-	-	20.2	20.2
Geological and geophysical	2.1	-	-	2.1	2.1
Drilling	103.2	5.1	5.5	108.3	108.7
Production equipment and facilities	44.6	-	-	44.6	44.6
Total capital expenditures	170.1	5.1	5.5	175.2	175.6

Trilogy's finding and development costs (F&D) for new reserve additions were calculated to be $17.63/Boe for proven reserves and $16.93/Boe for proven plus probable reserves for the year ended December 31, 2006.

2006 F&D COST	Proved Capital ($MM)	Proved Reserves MBoe	Proved F&D $/Boe	Proved + Probable Capital ($MM)	Proved + Probable Reserves MBoe	Proved + Probable F&D $/Boe
Extensions, discoveries and revisions	175.2	9,936	17.63	175.6	10,371	16.93

Finding and development costs when calculated over a two year period were calculated to be $16.28/Boe for proven reserves and $14.41/Boe for proven plus probable reserves, respectively for the two year period ended December 31, 2006. Calculating finding and development costs over a longer period will reduce the effect of spending capital in one year and capturing the reserves in the following year. By looking at a rolling average we can evaluate the impact of a larger capital pool and the reserves assigned to reduce any variations as a result of year ends.

2 YEAR AVERAGE F&D COST	Proved Capital ($MM)	Proved Reserves MBoe	Proved F&D $/Boe	Proved + Probable Capital ($MM)	Proved + Probable Reserves MBoe	Proved + Probable F&D $/Boe
Extensions, discoveries and revisions	311.7	19,141	16.28	292.6	20,300	14.41

NET ASSET VALUE

NET (APPRAISED) ASSET VALUE (millions of dollars as at December 31, 2006)	NPV at 5%	NPV at 10%
Proved plus probable reserve value [1]	1,619.5	1,279.5
Undeveloped land value [2]	97.0	97.0
Seismic value	26.1	26.1
Inventory	9.2	9.2
Subtotal	1,751.8	1,411.8
Working Capital (deficiency)	(59.4)	(59.4)
Total Assets	1,692.4	1,352.4
Long term portion of debt and unit-based compensation	(358.2)	(358.2)
Net (appraised) asset value	1,334.2	994.2
Trust Units outstanding at December 31, 2006 (Fully diluted)	93,741,681	93,741,681
Net (appraised) asset value per unit at December 31	14.23	10.61

Columns may not add due to rounding.
[1] Before tax net present value of proved plus probable reserve at 5% and 10% discount rates using forecast price and costs.
[2] Undeveloped land value provided by Seaton Jordan & Associates Ltd.

STAFFING

In 2006 Trilogy continued to utilize certain services through Paramount Resources ("Paramount") under the Services Agreement (SA) entered into with Paramount when the Trust was formed in April of 2005. In the past year Trilogy has internalized the Accounting and Finance functions within Trilogy. Gas Marketing, Human Resources and a portion of the Engineering and Construction responsibilities remain with Paramount under the SA. It is anticipated that the SA will be extended to March 31, 2008 to allow for a smooth transition of remaining shared services.

As of December 31, 2006, Trilogy employed 197 full time and contract employees; this includes 75 full time office staff plus 13 contract employees. In the field Trilogy employs 66 full time and 43 contract personnel to operate four gas plants, three oil batteries and manage Trilogy's operated wells.

HEALTH, SAFETY AND ENVIRONMENT

HEALTH AND SAFETY

Trilogy's number one priority is the health and safety of its employees and contractors. The policies, practices and procedures associated with the Trust's Health and Safety Management System are an integral part of its daily operations; endeavoring to make safety a guiding factor in all decisions with safety awareness, training and accountability being well established fundamentals of the corporate culture. Hazard and risk assessment, incident/accident reporting and investigation, and site inspections and audits, internally as well as by insurance companies and regulatory agencies, provide a means of measuring performance. As well our performance is measured through Stewardship Benchmarking with members of CAPP.

FINANCIAL STATEMENTS
MD&A
REVIEW OF OPERATIONS

ENVIRONMENT

Environmental stewardship is an integral aspect of our operations and a significant component of Trilogy's decision making process. In acknowledging the benefits of environmental protection and the costs associated with environmental alteration and reclamation; we take a proactive approach to managing and mitigating the impact of our activities. Trilogy participates in voluntary and mandatory reporting of air emissions and contaminants to various regulatory and industry agencies. Generated waste is identified, processed and tracked in accordance with regulatory guidelines. Spills are reported and environmental damage which occurs as a result of our business activities is repaired. An asset retirement inventory has been developed and is maintained. The Trust constantly monitors and reviews its operations to find new ways to improve its environmental performance.


EXISTING GATHERING SYSTEMS
ALLOW US TIMELY ACCESS TO
TIE IN NEW WELLS

Laying pipeline to Trilogy Fox Creek 13-16-062-18W5

CORPORATE

AMENDMENTS TO THE TRUST INDENTURE OF TRILOGY ENERGY TRUST

At the annual and special meeting of Unitholders held on May 9, 2006, the Unitholders passed a special resolution and an ordinary resolution on a disinterested basis (in respect of (c) below) approving the adoption of amendments to the Trust Indenture of Trilogy Energy Trust ("Trust") to:

(a) allow the issuance or transfer of other securities or other property of the Trust in addition to or instead of additional Trust Units in circumstances where the Administrator determines that there is not sufficient cash to distribute to unitholders all of the income and net realized capital gains of the Trust in a particular year;

(b) provide the Administrator with the ability to determine whether additional Trust Units distributed to unitholders in such circumstances should be or should not be automatically consolidated following such distribution;

(c) change the percentage of the market price of the Trust Units payable on redemption of the Trust Units from 90% to 95%, and make other minor clarifying revisions to the redemption provisions; and

(d) make certain consequential amendments to the Trust Indenture in respect of such amendments.

Additional information regarding these amendments is provided in the Trust's Management Information and Proxy Circular dated March 5, 2006, and the full text of the amendments is in the Amended and Restated Trust Indenture, both of which can be found on SEDAR www.sedar.com or obtained by contacting the Corporate Secretary of the Administrator at 4100, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

CORPORATE GOVERNANCE

The Board of Directors of Trilogy Energy Ltd., the Administrator of Trilogy Energy Trust, is responsible for overseeing the conduct of the business of Trilogy and the activities of Management, which is responsible for the day-to-day conduct of the business of the Trust. The Board's fundamental objectives are to enhance and preserve long-term Unitholder value, to ensure Trilogy meets its obligations on an ongoing basis and that it operates its business in a reliable and safe manner. Trilogy has adopted sound principles of corporate governance so as to align the interests of its Board members and Management with those of its investors. The Board has established written charters, codes and policies that clearly define the role of the Board and Trilogy's senior management as stewards of the Trust.

The Board of Directors is comprised of eight members, six of whom are independent in accordance with the meaning of independence set out in National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("NI 58-101"). A lead director has been appointed. The Board operates under a written Mandate, which provides direction on the authority of the Board and its duties and responsibilities with respect to supervising the management of the business and affairs of Trilogy.

There are four standing committees of the Board: the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Environmental, Health and Safety Committee. Each committee includes directors who possess the relevant skills and knowledge needed to execute the committee's mandate. All of the members of the Corporate Governance Committee and the majority of the members of the Compensation Committee and the Environmental, Health and Safety Committee are independent in accordance with the meaning of independence set out in NI 58-101. All of the members of the Audit Committee are also independent as that term is defined in Multilateral Instrument 52-110 *Audit Committees*. Each committee has a written charter that clearly defines its duties, responsibilities and the extent of its authority. The Board Mandate requires that the effectiveness of the Board, each committee and each individual director be assessed regularly.

The Board has developed written position descriptions for the Chairman of the Board and the Chair of each Committee, the Lead Director and Senior Management.

Trilogy has also adopted the following codes and policies:

- Code of Business Conduct;
- Code of Ethics for the CEO, President, CFO and Senior Financial Supervisors;
- Disclosure and Insider Trading Policy and a Whistleblower Policy; and
- Environmental, Health and Safety Policy.

These policies may be viewed on Trilogy's website www.trilogyenergy.com

More detailed information regarding Trilogy's Board and its approach to corporate governance is set forth in the Management Information and Proxy Circular dated March 5, 2007.

WE ENDEAVOUR TO MAINTAIN HIGH WORKING INTERESTS IN THE PLANTS THAT PRODUCE OUR GAS.



Kaybob North Complex

MANAGEMENT'S DISCUSSION & ANALYSIS

This Management's Discussion and Analysis ("MD&A") provides the details of the financial condition and results of operations of Trilogy Energy Trust ("Trilogy" or the "Trust") as at and for the year ended December 31, 2006, and should be read in conjunction with the Trust's consolidated financial statements and related notes for the years ended December 31, 2006 and 2005 and MD&A for the year ended December 31, 2005. The consolidated financial statements have been prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A includes the historical information on financial condition and results of operations on a carve-out basis from Paramount Resources Ltd. ("Paramount") as if the Trust had operated as a stand-alone entity subject to Paramount's control prior to April 1, 2005. Commencing April 1, 2005, Trilogy holds the original Trust assets with the earnings from April 1, 2005 being retained until distributed by the Trust. The historical information pertaining to the periods prior to April 1, 2005 may not necessarily be indicative of the results that would have been attained if the Trust had operated as a stand-alone entity for such periods.

Readers are also cautioned of the advisories on forward-looking statements, estimates, non-GAAP measures and numerical references which can be found towards the end of this MD&A. This MD&A is dated, and was prepared using currently available information as of, March 2, 2007.

CONTENTS OF THIS MD&A

FORMATION AND STRUCTURE OF TRILOGY

Pursuant to the plan of arrangement involving Paramount and its shareholders and optionholders as described in the Information Circular of Paramount dated February 28, 2005 (the "Plan of Arrangement"), the Trust acquired certain properties from Paramount ("ex-Paramount Assets") effective April 1, 2005. These assets are located in the Kaybob and Marten Creek areas of Alberta. Through the Plan of Arrangement, shareholders of Paramount received in exchange for each of their common shares, one new common share of Paramount and one unit of the Trust ("Trust Unit"). At closing, shareholders of Paramount owned 81 percent of the then issued and outstanding Trust Units with the then remaining 19 percent (approximately 16 percent at December 31, 2006) of the issued and outstanding Trust Units being held by Paramount.

The Trust had two acquisitions in 2006. On March 31, 2006, Trilogy completed the acquisition of all of the shares of Redsky Energy Ltd. ("Redsky") for a consideration of 6,500,000 Trilogy Trust Units pursuant to a plan of arrangement. The Redsky assets are located in Grande Prairie and the producing assets are a mix of conventional, shallow oil and gas properties, and deep tight gas reserves that are similar to the properties that Trilogy continues to exploit. The purchase price of this acquisition amounted to $124.4 million.

On October 26, 2006, Trilogy completed the acquisition of all of the issued and outstanding shares of Blue Mountain Energy Ltd. ("Blue Mountain") for a cash purchase price of $5.50 per Blue Mountain share plus the repayment of Blue Mountain's debt totaling approximately $20.4 million, or an estimated total purchase price of $141.1 million. This acquisition complements the Redsky acquisition through the expansion of the Grande Prairie area.

Each of the ex-Paramount Assets, Redsky Assets and Blue Mountain assets are owned by the Trust through three separate operating limited partnerships (the "Limited Partnerships"). The Limited Partnerships are owned by a holding trust (the "Holding Trust") and a separate general partner for each Limited Partnership (the "General Partners"). The Holding Trust and the General Partners are wholly owned by the Trust. One of the General Partners, Trilogy Energy Ltd., acts as the administrator of the Trust and the Holding Trust.

BUSINESS OVERVIEW, STRATEGY AND KEY PERFORMANCE DRIVERS

BUSINESS OVERVIEW

The Trust's oil and gas properties are primarily high working interest located in geographically concentrated areas that have multizone geologic potential. These properties have numerous low-risk, down-spacing drilling opportunities with good access to infrastructure and processing facilities. The majority of the wells and producing infrastructure are operated by Trilogy's Limited Partnerships.

The Trust makes monthly distributions to its unitholders ("Unitholders") from the funds flow generated by the assets held by its Limited Partnerships. Funds available for distribution to Unitholders flow from the Limited Partnerships to the Holding Trust through net profit interest royalties ("NPI") granted to the Holding Trust by the Limited Partnerships pursuant to NPI agreements ("NPI Agreements"). Pursuant to the NPI Agreements, the Limited Partnerships make payments to the Holding Trust from time to time equal to 99 percent of all revenues from the Limited Partnerships' oil and gas properties and assets less permitted deductions. Funds flow available for distribution may also be distributed to the Holding Trust and the General Partners as distributions on units of the Limited Partnerships. The payments to the Holding Trust from the Limited Partnerships pursuant to the NPI Agreements and as distributions on units of the Limited Partnerships, flow from the Holding Trust to the Trust primarily through cash distributions on the Holding Trust units held by the Trust. Once the funds flowed through the Holding Trust are received by the Trust these are distributed to Unitholders by way of cash distributions.

STRATEGY

On October 31, 2006, the Federal government proposed a 'trust level tax' on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax. The proposed tax legislation is planned to treat such distributions as dividends to the Unitholders commencing January 1, 2011. The Trust is studying various

strategic options that would provide more definitive direction on the Trust's financial plans and objectives. Until final legislation respecting the tax proposal is certain and a corresponding plan of action is developed, the Trust expects to continue to provide cash distributions to Unitholders at a level that supports sustainability of the Trust. In addition, it is important to note that the assets of the Trust and its underlying exploitation strategy remain unchanged in their ability to develop long-term value to Trilogy Unitholders.

KEY PERFORMANCE DRIVERS

The Trust's ability to generate funds flow from operations is dependent upon several factors, including but not limited to, the market price of energy commodity products, the effectiveness of the Trust's approach to managing price volatility, its capability to sustain desired levels of production, and its efficiency in developing and operating properties. The Trust's key measures of performance with respect to these drivers include average production per day, average realized prices, average operating costs per unit of production and average finding and development cost per unit of reserve additions.

For the year ended December 31, 2006, Trilogy generated funds flow from operations totaling $262.5 million, of which $224.7 million (or approximately 86 percent) was declared for distribution to Unitholders. This is a three percent increase from the $254.8 million funds flow from operations for the year ended December 31, 2005. Average production per day was up slightly to 24,691 Boe/d in 2006 compared to 24,495 Boe/d in 2005, as production increases as a result of acquisitions and new production additions were significantly offset by production declines, delayed production additions due to unfavorable weather conditions and plant capacity issues. Average realized prices before financial instruments were down to $49.29/Boe in 2006 from $56.92/Boe in 2005, while average operating costs increased to $9.97/Boe in 2006 compared to $7.62/Boe in 2005.

For the year ended December 31, 2006, the Trust reported total exploration and development expenditures of $170.1 million (before acquisitions and dispositions) including $20.2 million spent on land. Capital expenditures (excluding acquisitions) during 2006 added proved and probable reserves of 10,371 MBoe for a finding and development cost of $16.93/Boe.

BUSINESS ENVIRONMENT

The significant volatility of energy commodity prices, heightened in 2005 by the hurricane destruction of major refineries in the Gulf Coast and political instability in major oil producing countries, continued in 2006. Concerns about a slowing U.S. economy and warmer than normal winter temperatures amid high levels of crude inventories led to the weakening in oil prices in the fourth quarter of 2006. Despite this, the average West Texas Intermediate (WTI) oil price in 2006 increased by 18 percent from the WTI average oil price in 2005 due mainly to the continued concerns around supply disruption in the mid months of 2006. In contrast, North American natural gas prices in 2006 were down from last year reflecting high levels of natural gas in storage and warmer than normal early winter weather compared to the natural gas prices in 2005 which were boosted by the impact of lost and interrupted production due to hurricane destruction in the Gulf Coast.

The Canadian Dollar continued to strengthen against the U.S. Dollar in 2006 amid a perceived slowing U.S. economy narrowing the producers' margin. The booming economy in Alberta increased the general cost of materials and services in the energy sector which, together with lower forcasted natural gas prices, placed significant pressure on oil and gas producers to reduce planned capital expenditures in 2007. The table below shows commodity price benchmarks over the past three years:

	2006	2005	2004
Crude Oil			
West Texas Intermediate monthly average (US$/Bbl)	**66.22**	56.29	41.40
Natural Gas			
New York Mercantile Exchange (Henry Hub Close) monthly average (US$/MMBtu)	**7.23**	8.62	6.14
AECO monthly average ($/GJ)	**6.62**	8.04	6.44
Canadian Dollar – U.S. Dollar Exchange Rate			
Annual average (US$/Cdn$1)	**0.88**	0.83	0.77

FOURTH QUARTER 2006 HIGHLIGHTS

- Trilogy completed the cash purchase of all of the outstanding shares of Blue Mountain for an estimated purchase price of $141.1 million. This acquisition is expected to add production of approximately 2,000 Boe/d when all of the assets are fully integrated to Trilogy. In conjunction with this acquisition, Trilogy was granted a $100 million junior secured non-revolving acquisition credit facility by its tenders.

- Production for the fourth quarter of 2006 averaged 25,042 Boe/d, compared to the third quarter of 2006 of 24,238 Boe/d. The increase resulted primarily from the Blue Mountain acquisition and new production additions brought on mainly by newly installed field compressors in Kaybob, offset by natural production declines.

- Funds flow from operations increased by $6.7 million during the fourth quarter as compared to the third quarter due mainly to the increases in sales volumes as described above, average realized natural gas prices, and realized gains on financial instruments.

- Capital expenditures totaled $39.2 million for the fourth quarter of 2006.

- Distributions declared to Unitholders for the fourth quarter of 2006 amounted to $44.4 million, of which $43.6 million was paid in cash with the remaining $0.8 million reinvested for Trust Units under Trilogy's distribution reinvestment plan. The distribution reinvestment plan was suspended effective after the October 2006 distribution.

- Trilogy initiated a public offering of $175 million convertible debentures during the fourth quarter of 2006. As a result of the Federal Government's announcement respecting the taxation of income trusts and the impact of such announcement on the trading price of the Trust Units, the Trust did not proceed with such public offering.

- The Trust received necessary approvals for a normal course isssuer bid through the facilities of the Toronto Stock Exchange. Under the normal course issuer bid, Trilogy may purchase up to 4,624,801 Trust Units during the period November 24, 2006 through November 23, 2007. No Trust Units were purchased through this normal course issuer bid as at March 2, 2007.

SUBSEQUENT EVENTS

The Trust entered into the following financial contracts subsequent to December 31, 2006:

	Quantity	Price	Term
Purchase Contracts			
NYMEX Fixed Price	20,000 MMBtu/d	$ 7.695 U.S.	March 2007

RESULTS OF OPERATIONS

FOURTH QUARTER 2006 VS. THIRD QUARTER 2006

(thousand dollars except as otherwise indicated)	Q4 2006	Change from Q3 2006	Q3 2006
Average sales volumes:			
Natural gas (Mcf/d)	**120,642**	4,039	116,603
Oil and natural gas liquids (Bbl/d)	**4,935**	81	4,854
Total (Boe/d)	**25,042**	754	24,288
Average prices before realized financial instruments and transportation:			
Natural gas ($/Mcf)	**7.51**	0.93	6.58
Oil and natural gas liquids ($/Bbl)	**58.11**	(14.57)	72.68
Average prices after realized financial instruments and before transportation:			
Natural gas ($/Mcf)	**8.43**	1.21	7.22
Oil and natural gas liquids ($/Bbl)	**64.35**	(4.97)	69.32
Petroleum and natural gas sales before financial instruments:			
Natural gas	**83,400**	12,834	70,566
Oil and natural gas liquids	**26,385**	(6,070)	32,455
	109,785	6,764	103,021
Gain on financial instruments[1]	**(5,414)**	22,590	(28,004)
Royalties	**23,068**	2,133	20,935
Operating costs	**24,423**	2,337	22,086
Transportation costs	**4,389**	(410)	4,799
Depletion and depreciation	**36,539**	3,948	32,591
General and administrative expenses	**1,030**	(163)	1,193
Interest	**5,040**	1,846	3,194
Exploration expenditures	**7,522**	(912)	8,434
Other income (net of other expenditures)	**(11,394)**	(10,849)	(545)
Net earnings	**24,582**	(13,756)	38,338

(1) See Risk Management section.

Petroleum and Natural Gas Sales – Natural gas sales, before financial instruments, increased by $10.0 million and $2.8 million due to higher average realized prices and sales volumes, respectively. Oil and natural gas liquid sales, before financial instruments, decreased by $6.5 million due to lower average sales prices, offset by an increase of $0.4 million due to higher sales volume. The increases in sales volumes are mainly due to the acquisition of Blue Mountain and new wells brought on production during the fourth quarter, offset by production declines, plant maintenance delays, capacity issues and the disposition of a property described below under Other Income. Oil and natural gas liquids production during the fourth quarter was also impacted by power outages during the months of November and December at Simonette caused by extremely cold weather. The assets acquired from Blue Mountain contributed sales volume of 1,083 Boe/d during the fourth quarter (1,510 Boe/d from the date of acquisition).

Royalties – As a percentage of petroleum and natural gas sales, royalties averaged 21 percent for the fourth quarter as compared to 20 percent for the third quarter. The slight increase is mainly the result of changes in the difference between the corporate price and the Alberta Reference Price upon which royalties are calculated. The royalty rate as a percentage of sales may fluctuate from period to period due to the fact that the Alberta Reference Price may differ significantly from Trilogy's actual corporate commodity prices. This variability in price further impacts the royalty rate due to certain credits that reduce gross royalties.

Operating Costs – The increase in operating costs is attributable mainly to repairs and maintenance costs and workovers incurred during the fourth quarter, and the increase in operating costs associated with the properties acquired from Blue Mountain. On a per unit basis, operating costs increased to $10.60/Boe in the fourth quarter from $9.88/Boe in the third quarter due primarily to the items described above.

Depletion and Depreciation Expense – Depletion and depreciation expense on a per unit basis is up to $15.86/Boe in the fourth quarter from $14.59/Boe in the third quarter due mainly to an impairment loss of $2.4 million during the fourth quarter and a higher depletable asset base resulting from the Blue Mountain acquisition. The carrying values of these assets were initially recorded at their estimated fair values at the time of acquisition. The impairment loss and higher depletable asset base and sales volume also resulted in increased total depletion and depreciation expense in the fourth quarter.

General and Administrative Expenses – General and administrative expenses include recoveries and unit-based compensation recovery as follows:

(thousand dollars)	Q4 2006	Change from Q3 2006	Q3 2006
Expenses before unit-based compensation and recoveries	**6,640**	1,072	5,568
Overhead recoveries	**(4,166)**	(245)	(3,921)
Expenses after recoveries and before unit-based compensation recovery	**2,474**	827	1,647
Unit-based compensation recovery	**(1,444)**	(990)	(454)
	1,030	(163)	1,193

General and administrative expenses before unit-based compensation and recoveries increased during the fourth quarter as a result of transaction costs incurred on the suspended issuance of convertible debt and the increase in staffing levels to address increased operational activities arising partly from acquisitions. On a per unit basis, general and administrative expenses after recoveries and before unit-based compensation increased from $0.74/Boe for the third quarter to $1.07/Boe for the fourth quarter due mainly to the increases in costs described above.

Unit-based compensation recovery increased in the fourth quarter due primarily to the significant decline in the value of unit appreciation rights relative to the decline in market price of Trust Units after the announcement of the new tax proposals on income trusts by the Federal government. The recorded recovery of $2.6 million on unit appreciation rights was offset by the amortization of fair value of outstanding unit and stock options of $1.0 million and the payment for exercises of unit appreciation rights of $0.2 million during the fourth quarter.

Interest Expense – Interest expense increased significantly during the fourth quarter due to the increase in average debt balances primarily required to fund the Blue Mountain acquisition. Trilogy initially drew down $89.4 million from the non-revolving junior secured acquisition loan facility to partially fund the Blue Mountain acquisition, with the balance financed by the existing revolving facility.

Exploration Expenditures – Exploration expenditures consist of dry hole costs, lease rentals and geological and geophysical costs. Exploration expenditures decreased due primarily to lower dry hole and geological and geophysical costs during the quarter. Trilogy wrote-off the costs of dry holes of $7.0 million in the quarter compared to $7.7 million in the third quarter.

Other Income (Net of Other Expenditures) – The increase in other income relates mainly to an $11.8 million gain from Trilogy's disposition of its 9.77 percent working interest in the Kaybob South Beaver Hill Lake Unit No. 1 recorded in the fourth quarter. Production from this property averaged approximately 175 Boe/d during the third quarter.

ANNUAL RESULTS

(thousand dollars except as otherwise indicated)	2006	Change from 2005	2005	Change from 2004[2]	2004
Average sales volumes:					
Natural gas (Mcf/d)	**118,322**	920	117,402	18,953	98,449
Oil and natural gas liquids (Bbl/d)	**4,970**	42	4,928	1,048	3,880
Total (Boe/d)	**24,691**	196	24,495	4,207	20,288
Average prices before realized financial instruments and transportation (in full amounts)					
Natural gas ($/Mcf)	**7.52**	(1.71)	9.23	2.10	7.13
Oil and natural gas liquids ($/Bbl)	**65.93**	2.90	63.03	13.14	47.89
Average prices after realized financial instruments and before transportation (in full amounts):					
Natural gas ($/Mcf)	**8.67**	(0.19)	8.86	1.64	7.22
Oil and natural gas liquids ($/Bbl)	**65.91**	4.34	61.57	14.80	45.77
Petroleum and natural gas sales:					
Natural gas	**324,603**	(70,919)	395,522	138,749	256,773
Oil and natural gas liquids	**119,605**	6,246	113,359	42,521	70,838
	444,208	(64,673)	508,881	181,270	327,611
(Gain) loss on financial instruments[1]	**(71,549)**	(104,718)	33,169	43,454	(10,285)
Royalties	**100,637**	(17,614)	118,251	50,680	67,571
Operating costs	**89,874**	21,729	68,145	17,370	50,775
Transportation costs	**18,864**	(964)	19,828	1,938	17,890
Depletion and depreciation	**129,686**	1,665	128,021	26,801	101,220
General and administrative expenses	**7,969**	(14,701)	22,670	(15,577)	38,247
Interest	**13,272**	3,664	9,608	(1,350)	10,958
Exploration expenditures	**25,142**	15,698	9,444	3,881	5,563
Other expenditures (income) – net	**(10,550)**	(31,497)	20,947	25,876	(4,929)
Taxes	**—**	7,649	(7,649)	(32,707)	25,058
Net earnings	**140,863**	54,416	86,447	60,904	25,543

[1] See Risk Management section.
[2] Refer to Trilogy's annual MD&A as at and for the year ended December 31, 2005.

Petroleum and natural gas sales – Natural gas sales, before financial instruments, decreased by $73.4 million due to lower average sales prices offset by an increase of $2.5 million due to higher sales volume. Oil and natural gas liquid sales, before financial instruments, increased by $5.2 million due to higher average sales prices and $1.0 million due to higher sales volume. Product sales volumes were higher in 2006 compared to 2005 due mainly to the acquisitions of Redsky in the second quarter of 2006 and Blue Mountain in the fourth quarter of 2006, partially offset by natural declines and plant maintenance shutdowns and workovers. The assets acquired from Redsky and Blue Mountain contributed sales volumes of 1,128 Boe/d and 273 Boe/d, respectively, for the year ended December 31, 2006 (1,497 Boe/d and 1,510 Boe/d, respectively, from the dates of acquisitions).

Royalties – The decrease in royalties in 2006 was due mainly to the decrease in petroleum and natural gas sales as noted above. As a percentage of petroleum and natural gas sales, royalties averaged 23 percent in 2006 and 2005.

Operating Costs – The increase in operating costs in 2006 is attributable mainly to higher workover and maintenance costs and an increased cost of goods and services in the energy sector. These are also the main reasons why operating costs on a per unit basis increased to $9.97/Boe in 2006 from $7.62/Boe in 2005.

Depletion and Depreciation Expense – Depletion and depreciation expense was slightly higher at approximately $129.7 million or $14.39/Boe in 2006 compared to $128.0 million or $14.32/Boe in 2005. This is due mainly to the $2.4 million impairment loss recognized during the fourth quarter.

General and Administrative Expenses – General and administrative expenses include recoveries and unit-based compensation as follows:

(thousand dollars)	2006	Change from 2005	2005
Expenses before unit-based compensation and recoveries	**24,275**	2,762	21,513
Overhead recoveries	**(16,193)**	(7,985)	(8,208)
Expenses after recoveries and before unit-based compensation	**8,082**	(5,223)	13,305
Unit-based compensation expense (recovery)	**(113)**	(9,478)	9,365
	7,969	(14,701)	22,670

General and administrative expenses before unit-based compensation and recoveries increased in 2006 as a result of the increase in staffing levels to meet regulatory reporting requirements and increased operational activities arising from acquisitions, and transaction costs incurred on the suspended issuance of convertible debt during the fourth quarter of 2006. These increases were offset by reductions in management fees as Trilogy added staff. Overhead recoveries were higher in 2006 due to a corresponding increase in operational activities as a result of acquisitions and increased capital expenditures. On a per unit basis, general and administrative expenses after recoveries and before unit-based compensation decreased from $1.49/Boe for 2005 to $0.90/Boe for 2006 due mainly to the increase in overhead recoveries described above.

A unit-based compensation recovery was recorded in 2006 as compared to a unit-based compensation expense in 2005 due primarily to the significant decline in the value of unit appreciation rights relative to the decline in market price of Trust Units much of which occurred after the announcement of the new tax proposals on income trusts by the Federal government during the last quarter of 2006. Trilogy recorded a recovery of $3.0 million in 2006 compared to an expense of $8.9 million in 2005 with respect to the unit appreciation rights. The recovery in 2006 was offset by the amortization of fair value of outstanding unit and stock options of $2.6 million and the payment for exercises of unit appreciation rights of $0.3 million during the year.

Interest Expense – Interest expense increased in 2006 compared to 2005 due to the increase in average debt balances and related interest rates. Additional debt was incurred to fund capital requirements and the acquisition of Blue Mountain.

Exploration Expenditures – As mentioned previously, exploration expenditures consist of dry hole costs, lease rentals and geological and geophysical costs. Exploration expenditures increased significantly from $9.4 million in 2005 compared to $25.1 million in 2006 due mainly to increased exploratory test drilling activity levels. Suspended wells drilled in previous periods were also written off after subsequent reevaluations were completed.

Other Expenditures (Income) – The other income in 2006 mainly represents a gain on the disposition of a property as described above while other expenditures in 2005 represent mainly non-recurring expenditures calculated on a carve-out basis from Paramount for the first quarter of 2005.

Taxes – No amounts in respect of tax have been recorded since the Trust owned the assets. Prior to April 1, 2005, the liability method was used to calculate future taxes. See Income Taxes section below.

FUNDS FLOW FROM OPERATIONS PER UNIT OF SALES VOLUME

(Dollars per Boe)	2006	2005
Gross revenue before financial instruments[1]	**47.42**	54.73
Royalties	**(11.17)**	(13.23)
Operating costs	**(9.97)**	(7.62)
Asset retirement obligation expenditures	**(0.18)**	(0.16)
Revenue after direct expenditures	**26.10**	33.72
General and administrative expenses[2]	**(0.93)**	(1.40)
Interest expense	**(1.47)**	(1.07)
Lease rentals	**(0.08)**	(0.10)
Realized gain (loss) on financial instruments	**5.52**	(2.08)
Non-recurring allocated expenditures	**—**	(0.58)
Funds flow from operations[3]	**29.14**	28.49
Net change in operating working capital	**(0.29)**	(6.96)
Cash flows from operating activities	**28.85**	21.53

[1] Net of transportation costs and including other income.
[2] Excluding non-cash unit and stock-based compensation expense.
[3] Please refer to the advisories on non-GAAP measures towards the end of this MD&A.

LIQUIDITY AND CAPITAL RESOURCES

(thousand dollars)	2006	2005
Working capital deficit (including current portions of long-term-debt and unit-based compensation)	**59,362**	75,302
Long-term debt – long-term portion	**356,984**	108,375
Unit-based compensation liability – long-term portion	**1,171**	2,876
Net debt (including unit-based compensation liability)	**417,517**	186,553
Unitholders' equity	**520,854**	462,365
Total	**938,371**	648,918

The decrease in the working capital deficiency from $75.3 million as at December 31, 2005 to $59.4 million as at December 31, 2006 is due mainly to the decrease of $53.3 million in distributions payable and the change from a net financial instruments liability of $3.4 million in 2005 to a net financial instruments asset of $18.4 million in 2006, partially offset by the existence of a current portion of long-term debt of $57.4 million in 2006. The distributions payable in 2005 included an accrual of special distributions declared in December 2005. Financial instruments assets and liabilities are recognized on the fair value of forward financial sales contracts as discussed below.

The Trust's working capital deficiency is funded by cash flows from operations and draw downs from the Trust's credit facilities.

LONG-TERM DEBT AND CREDIT FACILITIES

Long-term debt represents the outstanding draws out of Trilogy's revolving credit, the working capital facility and the non-revolving acquisition credit facility described in Trilogy's notes to its consolidated financial statements.

Trilogy's bank debt outstanding from its $390 million revolving credit and working capital facility was $337.0 million as at December 31, 2006. The size of this committed credit facility is based primarily on the value of Trilogy's producing petroleum and natural gas assets. The revolving feature of the Trust's revolving credit facility expires on March 31, 2007 if not extended. Pursuant to the terms of the credit agreement, the Trust has requested an extension of 364 days on the revolving feature. The Trust anticipates the request will be approved and the revolving phase of the credit facility will be extended to March 28, 2008. Upon the expiry of the credit agreement's revolving phase, amounts outstanding will have a term maturity date of one additional year.

The amount of debt outstanding under the junior secured non-revolving acquisition loan facility was $77.4 million as at December 31, 2006. This credit facility expires on April 24, 2007. A request for extension has been granted by the lender of this credit facility until October 26, 2007, subject to revolving credit facility lender approval. Management anticipates receiving such lender approval and shortly thereafter executing an amended agreement, reflecting the maturity date extension. The outstanding drawdown under the acquisition facility less $20.0 million that can be refinanced using the revolving credit and working capital facility is presented as current portion of long-term debt in the consolidated financial statements.

UNIT-BASED COMPENSATION LIABILITY

Unit-based compensation liability represents the accrued compensation expense relating to the unit appreciation plan as discussed in the consolidated financial statements. This liability is the estimated value of outstanding unit appreciation rights as at the balance sheet dates, which consists of the appreciation value of vested unit rights and amortized appreciation value of unvested unit rights over the vesting period. This amount is periodically revalued with respect to outstanding unit rights in conjunction with fluctuations in the market price of Trust Units and the increase in the elapsed period of unvested unit rights.

CONTRACTUAL OBLIGATIONS

The Trust has the following contractual obligations as at December 31, 2006:

	Payable in				
(thousand dollars)	2007	2008 - 2009	2010 - 2011	After 2011	Total
Long-term debt[1]	57,400	356,984	—	—	414,384
Estimated interest on long-term debt[1]	20,417	24,543	—	—	44,960
Unit-based compensation liability[2]	5,253	2,509	—	—	7,762
Asset retirement obligations[3]	—	—	—	228,155	228,155
Pipeline transportation commitments[4]	10,703	20,341	16,818	30,018	77,880
Gas processing	1,840	3,150	1,521	530	7,041
Capital expenditure commitment	1,778	444	—	—	2,222
Office premises operating leases	1,630	4,092	3,192	8,778	17,692
Total	99,021	412,063	21,531	267,481	800,096

[1] Debt has been assumed to be payable within 2 years based on the existing terms of the underlying revolving credit facility solely for purposes of this contractual obligations table. Interest on long-term debt was calculated based on an approximate interest rate of 5.5 percent per annum applied to the outstanding balance of debt as at December 31, 2006.

[2] The amount reflected for unit-based compensation liability represents the full intrinsic value of outstanding unit appreciation rights as at December 31, 2006. This is partially recorded on the consolidated balance sheet with respect to the amortized portion of the intrinsic value of unit rights based on the elapsed service period of the right holders.

[3] The contractual obligation relating to asset retirement obligation is undiscounted. The present value of such obligation is recorded on the Trust's consolidated balance sheet.

[4] Some of the pipeline transportation commitments are covered by letters of credit issued by the Trust totaling $9.3 million as at December 31, 2006.

TRUST UNITS, OPTIONS AND RIGHTS

In connection with Trilogy's distribution reinvestment plan ("DRIP"), 933,235 Trust Units were issued during the period from June 21, 2006 (announcement date of the DRIP) through December 31, 2006. The DRIP was suspended effective after the October 2006 distribution due to the decline in the market price of Trust Units after the announcement of the proposed new income tax rules by the Federal government.

As at December 31, 2006 and March 2, 2007, the Trust had 92,566,681 Trust Units outstanding.

Outstanding unit rights issued under Trilogy's unit appreciation plan were 1,268,250 unit rights as at December 31, 2006 and March 2, 2007, of which 506,750 unit rights are exercisable at December 31, 2006 and March 2, 2007. Outstanding unit options issued under Trilogy's unit option plan were 2,261,000 unit options as at December 31, 2006 and 2,828,500 unit options as at March 2, 2007, of which 45,000 unit options were exercisable as at December 31, 2006 and March 2, 2007.

FUNDS FLOW FROM OPERATIONS AND DISTRIBUTIONS

(thousand dollars except where stated otherwise)	2006	2005	2004
Cash flows from operating activities	**259,858**	192,501	154,505
Net changes in operating working capital	**2,652**	62,263	11,997
Funds flow from operations[1]	**262,510**	254,764	166,502
Distributions declared net of DRIP units[2]	**208,702**	190,763	—
Distribution payout percentage[2]	**80**	75	—
Distribution per unit (in full amount)	**2.48**	2.35	—

[1] Please refer to the advisories on non-GAAP measures towards the end of this MD&A.
[2] Distributions to Unitholders commenced only after the transfer of the Trust Assets to the Trust on April 1, 2005.

Funds flow from operations increased in 2006 due mainly to the realized financial instruments gain of $49.7 million in 2006 compared to a realized loss of $18.6 million in 2005 which offset the decline in revenues less royalties (caused primarily by lower gas prices) and the increase in operating costs. The amount of future funds flow from operations is highly sensitive to changes in commodity prices, interest rates and other factors as described in the Outlook and Sensitivity Analysis section of this MD&A.

Trilogy has, during the year ended December 31, 2006, funded its distributions and capital expenditures from cash flows and draw downs from its line of credit, respectively. As a result of the sustained decline in natural gas prices, and the impact of this on cash flow, Trilogy reduced its distributions from $0.20 to $0.16 per Trust Unit commencing with the October 2006 distribution and from $0.16 to $0.10 per Trust Unit commencing with the January 2007 distribution. Based on current commodity price forecasts for petroleum and natural gas, current production forecasts and assumptions regarding royalties and expenses, the Trust expects to make monthly distributions of $0.10 per Trust Unit for the remainder of 2007.

Trilogy intends to provide cash distributions to Unitholders that are sustainable to the Trust. The amount of these distributions in the future is highly dependent upon the amount of funds flow generated from operations and cannot be assured.

RISK MANAGEMENT

To protect cash flows against commodity price volatility, the Trust utilizes, from time to time, forward commodity price contracts that require financial settlement between counterparties. The financial instruments program is generally for periods of less than one year and would not exceed 50 percent of Trilogy's current production volumes.

The Trust had forward financial commodity sales contracts outstanding as at December 31, 2006 as disclosed in note 10 to the consolidated financial statements.

The Trust follows the requirements set out in Accounting Guideline ("AcG") 13 – Hedging Relationships and Emerging Issues Committee Abstract 128 – Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments issued by the Canadian Institute of Chartered Accountants. According to these requirements, financial instruments that do not qualify as hedges under AcG 13 or are not designated as hedges are recorded in the consolidated balance sheets as either an asset or a liability, with changes in fair value recorded in net earnings. The Trust has elected not to designate any of its financial instruments as a hedge and accordingly, has used mark-to-market accounting for these instruments.

The change in the fair value of outstanding financial instruments is presented as 'unrealized gain (loss) on financial instruments' in the consolidated statements of earnings. Gains or losses arising from monthly settlement with counterparties are presented as 'realized gain (loss) on financial instruments.' The amounts of unrealized and realized gain (loss) on financial instruments during the periods are as follows:

	Years Ended December 31,		
(thousand dollars)	2006	2005	2004
Realized gain (loss) on financial instruments	**49,735**	(18,627)	(869)
Unrealized gain (loss) on financial instruments	**21,814**	(14,542)	11,154
Total gain (loss) on financial instruments	**71,549**	(33,169)	10,285

The mark-to-market accounting of financial instruments causes significant fluctuations in the gain (loss) on financial instruments due to the volatility of energy commodity prices. The realized gain on financial instruments in 2006 included a $17.7 million net settlement payment to Trilogy resulting from the termination, during the second quarter, of certain financial instrument contracts prior to their maturity.

Under a services agreement described under the Related Party Transactions section, Paramount performs marketing functions on behalf of the Trust. The Trust is exposed to credit risk from financial instruments to the extent of non-performance by third parties. Credit risks associated with possible non-performance by financial instrument counterparties are minimized by entering into contracts with only highly rated counterparties and third party credit risk is controlled with credit approvals, limits on exposures to any one counterparty, and monitoring procedures.

Production is sold to a variety of purchasers under normal industry sale and payment terms. The Trust's accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.

The Trust is also exposed to fluctuations in interest rates relative to its bank credit facilities as discussed above. In addition, foreign currency rate fluctuations may impact the Trust mainly due to its U.S. Dollar denominated financial instrument contracts with counterparties in addition to the normal conversions of U.S. Dollar denominated revenues into Canadian Dollar.

INCOME TAXES

Each year the Trust is required to file an income tax return and any otherwise taxable income of the Trust is allocated to Unitholders. Income of the Trust that has been paid or is payable to Unitholders, whether in cash, additional Trust Units or otherwise, will be deductible by the Trust in computing its income for tax purposes.

Future income taxes arise from differences between the accounting and tax basis of the operating entities' assets and liabilities. In our current structure, payments are made between the operating entities and the Trust, ultimately transferring any current income tax liabilities to the Unitholders. The tax-efficient structure of the Trust should eliminate any income taxes being payable in the Trust or other direct/indirect subsidiaries of the Trust, and as such, no current or future income tax liabilities have been recognized in the financial statements. However, the determination of the Trust and its direct/indirect subsidiaries income and other tax liabilities require interpretation of complex laws and regulations over multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time.

On December 21, 2006, the Minister of Finance (the "Minister") released for comment draft legislation concerning the taxation of certain publicly traded trusts and partnerships. The legislation reflects proposals originally announced by the Minister on October 31, 2006. Under the proposed legislation, certain distributions will not be deductible to publicly traded income trusts and partnerships with the exception of real estate investment trusts and, as a result, these entities will, in effect, be taxed as corporations on the amount of non-deductible distributions. For entities in existence on October 31, 2006, the proposed rules, if passed into law, would not apply until 2011. Given that the legislation is not yet substantively enacted as at December 31, 2006, no adjustments have been made to reflect any impact that the proposed legislation may have on the consolidated financial statements. However, assuming such draft legislation is ultimately enacted in the form proposed, the implementation of such draft legislation could be materially different than the consequences described herein under the sub-headings "Canadian Taxpayers" and "United States Taxpayers".

Under the assumption the above draft legislation is ultimately enacted, the Trust would be required, in accordance with GAAP, to record provisions for both current and future income tax amounts.

As at December 31, 2006, tax pools were estimated to be $169 million for tangibles and $229 million for intangibles.

CANADIAN TAXPAYERS

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and accordingly, Trust Units are qualified investments for Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plans and Deferred Profit Sharing Plans (subject to the specific provisions of any of these particular plans). To the best of our knowledge, Trilogy's foreign ownership level currently is approximated to be 19 percent (December 31, 2005 - 15 percent). The Trust will continue to monitor the progress of any legislative changes to maintain its mutual fund trust status.

A Unitholder generally will be required to include in computing income for their particular taxation year, such portion of the net income of the Trust for a taxation year, including net realized taxable capital gains paid or payable to the Unitholder in that particular taxation year, whether received in cash, additional Trust Units or otherwise. An investor's adjusted cost basis ("ACB") in a Trust Unit generally equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent a Unitholder's ACB is reduced below zero, such amount will be deemed to be a capital gain to the Unitholder and the Unitholder's ACB will be nil.

U.S. TAXPAYERS

Distributions paid out of the Trust's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividend income. Distributions in excess of current and accumulated earnings and profits will be a tax-free recovery of basis to the extent of the United States holder's adjusted tax basis in the Trust Units and any remaining amount of distributions will generally be subject to tax as a capital gain. Dividends on Trust Units will generally be foreign sourced income for foreign tax credit limitation purposes and will not be eligible for a dividends received deduction.

Certain dividends received by United States individuals from a qualified foreign corporation (such as Trilogy) are subject to a maximum U.S. federal income tax rate of 15 percent. The United States Treasury Department has identified the Canada/United States Income Tax Treaty as a qualifying treaty. The result is that the Trust should be considered a qualified foreign corporation. To qualify for the reduced rate of taxation on dividends, a holder must satisfy certain requirements with respect to their Trust Units.

United States holders are advised to seek tax and/or legal advice from their professional advisors.

RELATED PARTY TRANSACTIONS

As described in more detail in the Trust's consolidated financial statements for the year ended December 31, 2006, the following is a summary of the Trust's transactions with related parties:

- Paramount Resources, a wholly-owned subsidiary of Paramount (which owns 16.2 percent of the outstanding Trust Units at December 31, 2006), provides administrative and operating services to the Trust and its subsidiaries, pursuant to an agreement dated April 1, 2005, to assist Trilogy Energy Ltd. in carrying out its duties and obligations as general partner of Trilogy Energy LP and as the administrator of the Trust and Trilogy Holding Trust. The amount of expenses paid and accrued for such services was $1.9 million for the year ended December 31, 2006.
- In addition, the Trust and Paramount also had transactions with each other arising from normal business activities.

The net amount due from Paramount arising from the above related party transactions as at December 31, 2006 was $1.5 million. This amount consists of a Crown royalty deposit claim of $5.5 million net of $3.7 million outstanding billings from Paramount arising from normal business activities and $0.3 million accrued management fees.

Trilogy also had distributions payable of $2.4 million as at December 31, 2006 with respect to the December 2006 distribution to Unitholders.

OTHER ANNUAL FINANCIAL INFORMATION

(thousand dollars)	2006	2005	2004
Capital expenditures (excluding acquisitions and dispositions)	**171,166**	141,701	101,628
Total assets	**1,084,317**	777,793	778,147
Equity	**520,854**	462,365	532,430

Capital expenditures (excluding acquisitions and dispositions) increased in 2006 as a result of increased land acquisitions and activities, plus the general cost increases in the energy sector. The increase in total assets in 2006 was due primarily to the Redsky and Blue Mountain acquisitions and capital expenditures, offset by depletion and depreciation related charges. Trilogy issued Trust Units for the acquisition of Redsky which contributed to the increase in equity in 2006. In addition, the distributions to Unitholders offset by favorable net results for 2006 decreased equity during 2006.

WELLS DRILLED

(no. of wells)	2006		2005		2004	
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
Natural gas	**67.0**	**53.3**	66.0	57.7	64.0	47.8
Oil	**0.0**	**0.0**	8.0	5.3	8.0	6.2
Dry	**18.0**	**15.0**	5.0	2.4	1.0	0.3
Total	**85.0**	**68.3**	79.0	65.4	73.0	54.3

[1] "Gross" wells means the number of wells in which Trilogy has a working interest or a royalty interest that may be converted to a working interest.
[2] "Net" wells means the aggregate number of wells obtained by multiplying each gross well by Trilogy's percentage of working interest.

CAPITAL EXPENDITURES

(thousand dollars)	2006	2005	2004
Land	**20,212**	10,564	12,052
Geological and geophysical	**2,132**	3,145	1,854
Drilling	**103,229**	96,718	64,102
Production equipment and facilities	**44,578**	29,791	23,620
Exploration and development expenditures	**170,151**	140,218	101,628
Proceeds received from property dispositions	**(12,489)**	(193)	(127)
Property acquisitions (excluding corporate acquisitions)	**401**	6,544	172,541
Other	**1,016**	1,483	—
Net capital expenditures	**159,079**	148,052	274,042

Exploration and development expenditures increased primarily as a result of increasing development activities associated with the property acquisitions described above in addition to general increase in costs of services.

QUARTERLY FINANCIAL INFORMATION

	2006			
(thousand dollars except per unit amounts)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue after financial instruments, royalties and other income	**92,306**	111,540	89,450	123,833
Net earnings	**24,582**	38,338	19,819	58,124
Earnings per Trust Unit				
Basic	**0.27**	0.42	0.22	0.68
Diluted	**0.27**	0.42	0.22	0.68

	2005			
(thousand dollars except per unit amounts)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter[1]
Revenue after financial instruments, royalties and other income	145,643	67,637	80,928	63,478
Net earnings (loss)	87,675	(2,529)	17,370	(16,069)
Earnings (loss) per Trust Unit				
Basic	1.11	(0.03)	0.22	(0.20)
Diluted	1.11	(0.03)	0.22	(0.20)

[1] The quarterly financial information for the first quarter of 2005 was prepared on a carve-out basis from Paramount as the Trust did not own the Trust Assets prior to April 1, 2005. The loss per Trust Unit presented for such period was based on the number of outstanding Trust Units on April 1, 2005.

Please refer to the Results of Operations for the change from the third quarter of 2006 to the fourth quarter of 2006, and Trilogy's previously issued interim and annual MD&A for changes in prior quarters.

OUTLOOK AND SENSITIVITY ANALYSIS

The following is a summary of Trilogy's key 2007 budget information as recently released:

Average daily production	—	26,000 Boe/d
Capital expenditures excluding land and acquisitions	—	$100 million
Operating costs	—	$10/Boe

The Trust's earnings and funds flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond the control of the Trust. Volatility in commodity prices creates uncertainty as to the Trust's cash flow and certainty of its capital expenditure budget. The Trust will assess its results throughout the year and revise estimates and/or strategy as necessary to reflect current information. The analysis below reflects the magnitude of the sensitivities on the Trust's cash flow using the following base assumptions:

Average Production	
Natural gas	124,800 Mcf/d
Crude oil/liquids	5,200 Bbl/d
Average Prices	
Natural gas	Cdn$8.00/Mcf
Crude oil/liquids	US$55.00/Bbl
Exchange rate (US$/Cdn$)	$0.87

The estimated impact on annual cash flow of variations in production, prices, interest and exchange rates is as follows:

SENSITIVITY	Estimated Effect on Annual Cash Flow (million dollars)
Natural gas price change of $0.10/Mcf	3.5
Oil and natural gas liquids price change of US$1.00/Bbl (WTI)	0.8
US dollar to Canadian dollar exchange rate fluctuation of $0.01	1.2
Average interest rate change of 1%	4.1

CRITICAL ACCOUNTING ESTIMATES

The MD&A is mainly based on the Trust's consolidated financial statements, which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Trilogy bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions.

The following is a discussion of the critical accounting estimates that are inherent in the preparation of the Trust's consolidated financial statements and notes thereto.

ACCOUNTING FOR PETROLEUM AND NATURAL GAS OPERATIONS

Under the successful efforts method of accounting, the Trust capitalizes acquisition costs of oil and gas properties and the costs of drilling and equipping development wells and successful exploratory wells. Exploration expenditures, including geological and geophysical costs, lease rentals on producing properties, and exploratory dry holes are charged to earnings in the period incurred. Certain costs of exploratory wells are capitalized pending determination that proved reserves have been found. Such determination is dependent upon, among other things, the results of planned additional wells and the cost of required capital expenditures to produce the reserves found.

The application of the successful efforts method of accounting requires management's judgment to determine the proper designation of wells as either developmental or exploratory, which may ultimately determine the proper accounting treatment of the costs incurred. The results of a drilling operation can take considerable time to analyze, and the determination that proved reserves have been discovered requires both judgment and the application of industry experience. The evaluation of petroleum and natural gas leasehold acquisition costs requires management's judgment to evaluate the fair value of exploratory costs related to drilling activity in a given area.

RESERVE ESTIMATES

Estimates of the Trust's reserves included in its consolidated financial statements are prepared in accordance with guidelines established by the Alberta Securities Commission. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

Trilogy's reserve information is based on estimates prepared by its independent petroleum consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserve estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate. Trilogy intends that 100 percent of its annual reserves information will be evaluated by independent petroleum consultants.

The present value of future net revenues should not be assumed to be the current market value of the Trust's estimated reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.

The estimates of reserves impact depletion, dry hole expenses and asset retirement obligations. If reserve estimates decline, the rate at which the Trust records depletion increases, reducing net earnings. In addition, changes in reserve estimates may impact the outcome of Trilogy's assessment of its petroleum and natural gas properties for impairment.

IMPAIRMENT OF PETROLEUM AND NATURAL GAS PROPERTIES

The Trust reviews its proved properties for impairment annually on a field basis. For each field, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of those properties may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the estimated future net revenues from production of total proved and probable petroleum and natural gas reserves, as estimated by the Trust on the balance sheet date. Reserve estimates, as well as estimates for petroleum and natural gas prices and production costs may change, and there can be no assurance that impairment provisions will not be required in the future.

Unproved leasehold costs and exploratory drilling in progress are capitalized and reviewed periodically for impairment. Costs related to impaired prospects or unsuccessful exploratory drilling are charged to earnings. Acquisition costs for leases that are not individually significant are charged to earnings as the related leases expire. Further impairment expense could result if petroleum and natural gas prices decline in the future or if negative reserve revisions are recorded, as it may be no longer economic to develop certain unproved properties. Management's assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales, impacts the amount and timing of impairment provisions.

ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations recorded in the consolidated financial statements are based on an estimate of the fair value of the total costs for future site restoration and abandonment of the Trust's petroleum and natural gas properties. This estimate is based on management's analysis of production structure, reservoir characteristics and depth, market demand for equipment, currently available procedures, the timing of asset retirement expenditures and discussions with construction and engineering consultants. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changes in technology and political and regulatory environments.

PURCHASE PRICE ALLOCATION

Corporate acquisitions are accounted for using the purchase method whereby the purchase price is allocated to the assets and liabilities acquired based on their fair value, as estimated by management at the time of acquisition. The excess of the purchase price over the fair value represents goodwill. Goodwill is assessed for impairment at least annually which may result in the recording of an impairment loss calculated as the excess of the carrying value of goodwill over its fair value. In order to estimate fair values, management has to make various assumptions, including commodity prices and discount rates. Differences from these estimates may impact the future financial statements of the Trust.

UNIT-BASED COMPENSATION

Trilogy accounts for its unit option plan using the fair value method. The determination of fair value of unit options requires management to make assumptions about risk-free interest rates and expected volatility, life and distributions at the time of the granting of unit options. Such assumptions may change from time to time and the calculated fair value of unit options calculated at the grant date may differ on subsequent dates. The fair value of unit options is not revised for any changes subsequent to the grant date.

RECENT ACCOUNTING PRONOUNCEMENTS

FINANCIAL INSTRUMENTS, OTHER COMPREHENSIVE INCOME AND EQUITY

The Canadian Institute of Chartered Accountants (the "CICA") has issued a new standard that sets out comprehensive requirements for recognition and measurement of financial instruments. Under this new standard, an entity would recognize a financial asset or liability only when the entity becomes a party to the contractual provisions of the financial instrument. Financial assets and financial liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, the measurement of financial assets would vary depending on the category of the asset: financial assets held for trading (at fair value with the unrealized gains and losses on assets recorded in income), held-to-maturity investments (at amortized cost), loans and receivables (at amortized cost), and available-for-sale financial assets (at fair value with the unrealized gains and losses on assets recorded in comprehensive income). Financial liabilities held for trading would be subsequently measured at fair value while all other financial liabilities would be subsequently measured at amortized cost using the effective interest method.

In conjunction with the new standard on financial instruments as discussed above, a new standard on reporting and display of comprehensive income has also been issued. A statement of comprehensive income would be included in a full set of financial statements for both interim and annual periods under this new standard. Comprehensive income is defined as the change in equity (net assets) of an enterprise during a period from transactions and other events and circumstances from non-owner sources. The new statement would present net income and each component to be recognized in other comprehensive income. Likewise, the CICA has adopted a new standard on equity that would require the separate presentation of: the components of equity (retained earnings, accumulated other comprehensive income, the total of retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves); and the changes in equity arising from each of these components of equity.

These new standards are effective for Trilogy for the year ending December 31, 2007. The main impact of these standards to Trilogy is the presentation of a statement of comprehensive income as part of its basic consolidated financial statements.

ACCOUNTING CHANGES

The CICA revised Handbook 1506 *(Accounting Changes)* establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Effective for interim and annual financial statements relating to years beginning on/after January 1, 2007, Trilogy will be subject to the following recommendations for changes in accounting policies, changes in accounting estimates and correction of errors.

- Changes in accounting policy are applied retrospectively unless doing so is impracticable, or the change in accounting policy is made on initial application of a primary source of GAAP in accordance with specific transitional provisions in that primary source of GAAP. A change in accounting estimate is generally recognized prospectively.
- Voluntary changes in accounting policy are only made if they result in the financial statements providing reliable and more relevant information. Material prior period errors are corrected retrospectively.
- New disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors.

RISKS AND UNCERTAINTIES

Entities involved in the exploration for and production of oil and natural gas face a number of risks and uncertainties inherent in the industry. Trilogy's performance is influenced by commodity pricing, transportation and marketing constraints and government regulation and taxation.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Stability in natural gas pricing is available through the use of short and long-term contract arrangements. Trilogy utilizes a combination of these types of contracts, as well as spot markets, in its natural gas pricing strategy. As the majority of the Trust's natural gas sales are priced to U.S. markets, the Canada/U.S. exchange rate can strongly affect revenue.

Oil prices are influenced by global supply and demand conditions as well as by worldwide political events. As the price of oil in Canada is based on a US benchmark price, variations in the Canada/U.S. exchange rate further affect the price received by Trilogy for its oil.

The Trust's access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. Trilogy intends to control as much of its marketing and transportation activities as possible in order to minimize any negative impact from these external factors.

The oil and gas industry is subject to extensive controls, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. Trilogy has no control over government intervention or taxation levels in the oil and gas industry; however, it operates in a manner intended to ensure that it is in compliance with all regulations and is able to respond to changes as they occur.

Trilogy's operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling and operating wells. The Trust attempts to minimize these risks using prudent safety programs and risk management, including insurance coverage against potential losses.

The Trust recognizes that the industry is faced with an increasing awareness of the environmental impact of oil and gas operations. Trilogy has reviewed the environmental risks to which it is exposed and has determined that there is no current material impact on the Trust's operations; however, the cost of complying with environmental regulations is increasing. Trilogy intends to ensure continued compliance with environmental legislation.

FINANCIAL REPORTING AND DISCLOSURE CONTROLS

Management has assessed the effectiveness of the Trust's financial reporting disclosure controls and procedures as at December 31, 2006, and has concluded that such financial reporting disclosure controls and procedures were effective as at that date. In addition, management has designed adequate internal controls over financial reporting as at December 31, 2006.

ADVISORIES

FORWARD-LOOKING STATEMENTS AND INFORMATION

Certain statements included in this document constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "budget" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include but are not limited to capital expenditures, business strategy and objectives, net revenue, future production levels, development plans and the timing thereof, operating and other costs, royalty rates etc.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this document, assumptions have been made regarding, among other things:

- the ability of Trilogy to obtain equipment, services and supplies in a timely manner to carry out its activities;
- the ability of Trilogy to market oil and natural gas successfully to current and new customers;
- the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
- the timely receipt of required regulatory approvals;
- the ability of Trilogy to obtain financing on acceptable terms;
- currency, exchange and interest rates; and
- future oil and gas prices.

Although Trilogy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Trilogy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Trilogy and described in the forward-looking statements or information These risks and uncertainties include but are not limited to:

- the ability of management to execute its business plan;
- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
- risks and uncertainties involving geology of oil and gas deposits;
- risks inherent in Trilogy's marketing operations, including credit risk;
- the uncertainty of reserves estimates and reserves life;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- Trilogy's ability to enter into or renew leases;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing;
- the ability of Trilogy to add production and reserves through development and exploration activities;

- weather and general economic and business conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
- uncertainty in amounts and timing of royalty payments;
- imprecision in estimates of product sales, tax pools, tax shelter and tax deductions available to Trilogy and changes to tax legislation applicable to Trilogy;
- risks associated with existing and potential future law suits and regulatory actions against Trilogy;
- hiring/maintaining staff; and
- other risks and uncertainties described elsewhere in this document or in Trilogy's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Trilogy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

NON-GAAP MEASURES

In this document, Trilogy uses the terms "funds flow from operations", "funds flow from operations per Trust Unit" and "net debt", collectively the "Non-GAAP measures", as indicators of Trilogy's financial performance. The Non-GAAP measures do not have a standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and, therefore are unlikely to be comparable to similar measures presented by other issuers.

"Funds flow from operations" refers to the cash flows from operating activities before net changes in operating working capital. The most directly comparable measure to "funds flow from operations" calculated in accordance with GAAP is the cash flows from operating activities. "Funds flow from operations" can be reconciled to cash flows from operating activities by adding (deducting) the net change in working capital as shown in the consolidated statements of cash flows. "Net debt" is calculated as current liabilities minus current assets plus long-term debt and unit-based compensation liability. The components described for "net debt" can be derived directly from Trilogy's consolidated balance sheets. Management believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.

Investors are cautioned that the Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

NUMERICAL REFERENCES

All references in this MD&A are to Canadian dollars unless otherwise indicated.

This document contains disclosure expressed as "Boe", "MBoe", "Boe/d", "Mcf", "Mcf/d", "MMcf", "MMcf/d" and "Bcf". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

ADDITIONAL INFORMATION

Trilogy is a petroleum and natural gas-focused Canadian energy trust. Trilogy's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN". Additional information about Trilogy, including Trilogy's Annual Information Form, is available at www.sedar.com.


FINANCIAL STATEMENTS
WE NEGOTIATE A MAZE OF PROCESSING AND TRANSPORTATION TO REALIZE CASH FLOW
Kaybob North Complex

MANAGEMENT'S REPORT

The accompanying consolidated financial statements of Trilogy Energy Trust ("Trilogy") are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management's best judgments. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. The relevant financial information contained elsewhere in this annual report is consistent with the consolidated financial statements.

Management has the overall responsibility for internal controls and maintains a system of internal controls that provides reasonable assurance that all transactions are accurately recorded, that the financial statements realistically report Trilogy's operating and financial results and that Trilogy's assets are safeguarded.

The Board of Directors has approved the information contained in the consolidated financial statements. The Board of Directors fulfills its responsibility regarding the consolidated financial statements through its Audit Committee, which is comprised of non-management directors. The Audit Committee meets at least quarterly with management and the external auditors to ensure that management's responsibilities are properly discharged and to review the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for consideration when approving the annual consolidated financial statements for issuance to the unitholders. The Audit Committee also considers, for review by the Board of Directors and approval by the unitholders, the engagement or re-appointment of external auditors.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed by a vote of unitholders at Trilogy's last annual meeting to audit the consolidated financial statements and provide an independent opinion. PricewaterhouseCoopers LLP have full and free access to the Audit Committee and management.

[Signed]

J. H. T. Riddell
President and Chief Executive Officer

[Signed]

M. G. Kohut
Chief Financial Officer

March 2, 2007

AUDITOR'S REPORT

TO THE UNITHOLDERS OF TRILOGY ENERGY TRUST

We have audited the consolidated balance sheets of Trilogy Energy Trust as at December 31, 2006 and 2005 and the consolidated statements of earnings and accumulated earnings and cash flows for the year ended December 31, 2006 and for the period April 1, 2005 to December 31, 2005. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended December 31, 2006 and for the period April 1, 2005 to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

[Signed]

Chartered Accountants

March 2, 2007
Calgary, Alberta

CONSOLIDATED BALANCE SHEETS

As at December 31 (thousand dollars)		2006		2005
ASSETS				
Current Assets				
Accounts receivable	$	**66,992**	$	73,001
Due from related party (note 11)		**1,475**		6,439
Financial instruments (note 10)		**18,424**		5,830
Prepaid expenses		**3,061**		899
		89,952		86,169
Property, plant and equipment (note 4)		**842,042**		672,224
Goodwill (note 3)		**152,323**		19,400
	$	**1,084,317**	$	777,793
LIABILITIES AND UNITHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	**72,633**	$	78,334
Distributions payable (notes 8 and 11)		**14,811**		68,107
Unit-based compensation liability (note 9)		**4,470**		5,810
Financial instruments (note 10)		**—**		9,220
Current portion of long-term debt (note 5)		**57,400**		—
		149,314		161,471
Long-term debt – net of current portion (note 5)		**356,984**		108,375
Unit-based compensation liability – net of current portion (note 9)		**1,171**		2,876
Asset retirement obligations (note 6)		**55,994**		42,706
		414,149		153,957
Unitholders' equity				
Unitholders' capital (note 7)		**689,816**		550,144
Contributed surplus (note 9)		**3,100**		468
Accumulated earnings		**243,379**		102,516
Accumulated distribution (note 8)		**(415,441)**		(190,763)
		520,854		462,365
	$	**1,084,317**	$	777,793
Commitments and contingencies (notes 10 and 12)				

See accompanying notes to consolidated financial statements.

On behalf of the Board

[Signed]
R.M. MacDonald
Director

[Signed]
M.H. Dilger
Director

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS

(thousand dollars except per unit information)	Years Ended December 31 2006	 2005	Nine months ended December 31 2005
		(Unaudited–Note 1)	
Revenue			
Petroleum and natural gas sales	$ **444,208**	$ 508,881	$ 402,913
Realized gain (loss) on financial instruments (note 10)	**49,735**	(18,627)	(16,341)
Unrealized gain (loss) on financial instruments (note 10)	**21,814**	(14,542)	393
Royalties	**(100,637)**	(118,251)	(92,982)
Other income	**2,009**	225	225
	417,129	357,686	294,208
Expenses			
Operating	**89,874**	68,145	52,022
Transportation	**18,864**	19,828	15,023
General and administrative (notes 9 and 11)	**7,969**	22,670	16,617
Exploration expenditures	**25,142**	9,444	5,437
Gain on sale of property, plant and equipment (note 4)	**(12,277)**	(86)	(108)
Accretion on asset retirement obligations (note 6)	**3,736**	4,962	3,297
Depletion and depreciation (note 4)	**129,686**	128,021	92,322
Interest	**13,272**	9,608	7,082
Other non-recurring expenses	**—**	16,296	—
	276,266	278,888	191,692
Earnings before taxes	**140,863**	78,798	102,516
Income taxes (note 13)	**—**	(7,649)	—
Net earnings	**140,863**	86,447	102,516
Accumulated earnings, beginning of period	**102,516**	—	—
Loss prior to April 1, 2005 allocated to Paramount Resources Ltd. (note 1)	**—**	16,069	—
Accumulated earnings, end of period	$ **243,379**	$ 102,516	$ 102,516
Earnings per Trust Unit (note 2)			
— Basic	$ **1.56**	$ 1.09	$ 1.29
— Diluted	$ **1.56**	$ 1.09	$ 1.29
Weighted average Trust Units outstanding (in thousands) (note 2)			
— Basic	**90,321**	79,177	79,177
— Diluted	**90,330**	79,177	79,177

See accompanying notes to consolidated financial statements.

The financial statements for the year ended December 31, 2005 include the operating results prior to the commencement of Trilogy Energy Trust's commercial operations on April 1, 2005, and these results were prepared on a carve-out basis from Paramount Resources Ltd. As described in note 1, these financial statements may not be indicative of the results that would have been attained if the Trust had operated as a stand-alone entity prior to April 1, 2005.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousand dollars)	Years Ended December 31 2006	2005 (Unaudited–Note 1)	Nine months ended December 31 2005
Operating activities			
Net earnings	**$ 140,863**	$ 86,447	$ 102,516
Add (deduct) non-cash and other items:			
Depletion and depreciation	**129,686**	128,021	92,322
Gain on sale of property, plant and equipment	**(12,277)**	(86)	(108)
Accretion on asset retirement obligations	**3,736**	4,962	3,297
Future income tax recovery	**—**	(8,059)	--
Non-cash general and administrative expenses	**(412)**	10,186	9,154
Non-cash loss (gain) on financial instruments	**(21,814)**	14,542	(393)
Exploration expenditures	**24,386**	8,532	4,808
Asset retirement obligation expenditures	**(1,658)**	(1,367)	(840)
Non-cash non-recurring expenses	**—**	11,586	--
Funds flow from operations	**262,510**	254,764	210,756
Net changes in operating working capital	**(2,652)**	(62,263)	(14,014)
	259,858	192,501	196,742
Financing activities			
Credit facilities – draws	**948,799**	659,626	659,626
Credit facilities – repayments	**(643,586)**	(553,135)	(553,135)
Distributions to unitholders	**(261,998)**	(122,656)	(122,656)
Net proceeds from issuance of Trust Units	**—**	140,576	140,576
Net investment by Paramount Resources Ltd. prior to April 1, 2005	**—**	18,270	--
Payment to Paramount Resources Ltd. in exchange for Trust assets	**—**	(220,000)	(220,000)
	43,215	(77,319)	(95,589)
Investing activities			
Property, plant and equipment expenditures	**(171,166)**	(141,701)	(87,507)
Acquisitions	**(141,456)**	(6,544)	(6,544)
Proceeds on sale of property, plant and equipment	**12,489**	193	108
Cash acquired from Redsky Energy Ltd.	**6,904**	—	--
Change in investing working capital	**(9,844)**	32,870	(7,210)
	(303,073)	(115,182)	(101,153)
Change in cash / cash, end of period	**$ —**	$ —	$ --
Cash interest paid	**$ 14,539**	$ 9,882	$ 7,356

See accompanying notes to consolidated financial statements.

The financial statements for the year ended December 31, 2005 include the operating results prior to the commencement of Trilogy Energy Trust's commercial operations on April 1, 2005, and these results were prepared on a carve-out basis from Paramount Resources Ltd. As described in note 1, these financial statements may not be indicative of the results that would have been attained if the Trust had operated as a stand-alone entity prior to April 1, 2005.

NOTES TO FINANCIAL STATEMENTS

1. FORMATION OF THE TRUST

Trilogy Energy Trust ("Trilogy" or the "Trust") is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to its Trust Indenture dated February 25, 2005, as amended and restated as of April 1, 2005 and May 9, 2006. The Trust is managed by Trilogy Energy Ltd., the administrator of the Trust. The beneficiaries of the Trust are the holders of Trust Units (the "Unitholders").

The consolidated financial statements of Trilogy have been prepared in accordance with Canadian generally accepted accounting principles. The Trust's consolidated statements of earnings and accumulated earnings and cash flows for the year ended December 31, 2005 include the audited consolidated results of operations and cash flows for the period from April 1, 2005 (commencement of commercial operations) to December 31, 2005, and the unaudited historic results of operations and cash flows for the three months ended March 31, 2005 which were prepared on a carve-out basis from Paramount Resources Ltd. ("Paramount").

As a result of the basis of presentation described above, the comparative financial statements for the year ended December 31, 2005 may not be indicative of the results that would have been attained if the Trust had operated as a stand-alone entity prior to April 1, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

These consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries. The Trust obtains all of the economic benefits of the operations of its operating subsidiaries.

PROPERTY, PLANT AND EQUIPMENT

The Trust follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method, acquisition costs of oil and gas properties and the costs of drilling and equipping development wells and successful exploratory wells are capitalized. Exploration expenses, including geological and geophysical costs, lease rentals on producing properties and exploratory dry hole costs, are charged to earnings as incurred. The net costs of abandoned exploratory wells and surrendered leases are charged to earnings in the year of abandonment or surrender. Gains or losses are recognized on the disposition of property, plant and equipment.

Other property, plant and equipment are recorded at cost.

The net amount at which petroleum and natural gas costs on a property or project are carried is subject to an annual cost recovery test or as economic events dictate. An impairment loss is recognized when the carrying amount of the asset is less than the sum of the expected cash flows on an undiscounted basis. The amount of the impairment loss is then calculated as the difference between the carrying amount and the fair value of the asset. Fair value is calculated as the present value of estimated future cash flows.

DEPLETION AND DEPRECIATION

Capitalized costs of proved oil and gas properties are depleted using the unit-of-production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels on an energy equivalent basis. Successful exploratory wells and development costs are depleted over proved developed reserves while acquired resource properties with proved reserves are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves.

Depreciation of production equipment, gas plants and gathering systems is calculated using the straight-line method over their estimated useful life of 12 years. Depreciation of other property, plant and equipment is provided on a straight-line basis over the assets' estimated useful lives varying from three to five years.

JOINT OPERATIONS

Certain exploration, development and production activities are conducted jointly with others. These financial statements reflect only the Trust's proportionate interest in such activities.

ASSET RETIREMENT OBLIGATIONS

The fair value of an asset retirement obligation is recognized in the period in which it is incurred or when a reasonable estimate of the fair value can be made. The asset retirement costs equal to the fair value of the retirement obligations are capitalized as part of the cost of the related long-lived asset and allocated to earnings on a basis consistent with depreciation and depletion. The liability associated with the asset retirement costs which is recorded initially at its present value is subsequently adjusted for the passage of time which is recognized as accretion expense in the statement of earnings. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Actual costs incurred upon settlement of the asset retirement obligations reduce the asset retirement liability to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligations and the liability recorded are recognized in earnings in the period in which the settlement occurs.

GOODWILL

Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is not amortized and is assessed for impairment at least annually. Impairment is assessed by comparison of the fair value of the reporting unit, as to which goodwill is attributable, to the carrying value of the reporting unit's net assets, including goodwill. If the carrying value of the reporting unit's net assets exceeds the fair value of the reporting unit, the excess of the carrying value of goodwill over its fair value is the impairment amount, and is charged to earnings in the period the impairment is identified.

REVENUE RECOGNITION

Revenue associated with the sale of natural gas, crude oil, and natural gas liquids are recognized when title passes to the customer in accordance with the terms of the sales contracts. Revenues from oil and natural gas production from properties in which there is an interest with other producers are recognized on a net working interest basis.

DERIVATIVE FINANCIAL INSTRUMENTS

Financial instruments that do not qualify as hedges under Accounting Guideline 13, or are not designated as hedges, are recorded at fair value on Trilogy's consolidated balance sheet, with subsequent changes in fair value recognized in net earnings. Realized gains or losses from financial instruments are recognized in net earnings upon settlement.

INCOME TAXES

As the Trust distributes all of its taxable income to the Unitholders pursuant to its Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income tax has been made in these consolidated financial statements since the commencement of the Trust's commercial operations (see note 13).

UNIT-BASED COMPENSATION

The Trust has a unit appreciation plan and an option plan for certain directors, officers and employees as described in note 9. The Trust measures compensation cost under the unit appreciation plan as the amount by which the quoted market value of Trust Units covered by the grants exceeds the exercise price adjusted by unit distributions. Compensation cost under the unit appreciation plan is accrued over the appreciation units' vesting period. The recorded liability is revalued at the end of each reporting period to reflect changes in the market price of the Trust Units with the net change recognized in earnings. When appreciation rights are exercised, the accrued liability is reduced. The accrued compensation for a right that is forfeited or cancelled is adjusted by decreasing compensation cost in the period of forfeiture or cancellation.

The Trust accounts for its unit option plan using the 'fair value method'. Fair values of options are determined using the Binomial model at the date of the grant and are amortized as compensation cost over the life of the option with a credit to contributed surplus.

Non-reciprocal awards of stock options to Trust employees made by a significant unitholder are fair valued using the Black Scholes model and are amortized to compensation expense over their contractual life of two to four years, with a credit to contributed surplus.

FOREIGN CURRENCY TRANSLATION

Transactions denominated in the United States ("U.S.") dollar are translated to Canadian dollar at the exchange rate on the transaction date. U.S. dollar denominated monetary assets and liabilities are translated to Canadian dollars at exchange rates in effect on the balance sheet date. The resulting exchange rate differentials arising from these items are included in net earnings.

PER TRUST UNIT INFORMATION

The Trust uses the treasury stock method whereby only "in the money" dilutive instruments impact the diluted calculations. In calculating earnings per Trust Unit for the year ended December 31, 2005 which include a period before the establishment of Trilogy, the weighted average number of Trust Units (79,177,031 Trust Units) outstanding for the period from April 1, 2005 (Trilogy's date of commencement of operations) to December 31, 2005 was used.

MEASUREMENT UNCERTAINTY

The timely preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions and use judgment that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reported periods. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Actual results could materially differ from these estimates.

The amounts recorded for purchase accounting, goodwill, depletion and depreciation, asset retirement obligations and related accretion, and amortization of fair value of options are based on estimates of reserves, future costs, petroleum and natural gas prices and other relevant assumptions. By their nature, these estimates and those related to the discounted cash flow used to assess impairment are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

3. ACQUISITIONS

REDSKY ACQUISITION

On March 31, 2006, Trilogy completed the acquisition of all of the shares of Redsky Energy Ltd. ("Redsky") for a consideration of 6,500,000 Trilogy Trust Units pursuant to a plan of arrangement. The consolidated financial statements include the operating results of Redsky from April 1, 2006.

The acquisition was accounted for using the purchase method. The following table summarizes the allocation of the purchase price based on the estimated fair value of the net assets acquired:

Net assets acquired	
Working capital (net of cash of $6.9 million)	(5,461)
Petroleum and natural gas properties including undeveloped land	59,925
Asset retirement obligation	(595)
Goodwill	70,526
	124,395
Consideration	
Units issued	123,695
Acquisition costs	700
Purchase price	124,395

BLUE MOUNTAIN ACQUISITION

On October 26, 2006, Trilogy completed the acquisition of all of the issued and outstanding shares of Blue Mountain Energy Ltd. ("Blue Mountain") for a cash purchase price of $5.50 per Blue Mountain share plus the repayment of Blue Mountain's debt totaling approximately $20.4 million. The consolidated financial statements include the operating results of Blue Mountain from October 26, 2006.

The acquisition was accounted for using the purchase method. The following table summarizes the preliminary allocation of the purchase price based on the estimated fair value of the net assets acquired:

Net assets acquired	
Working capital	(2,977)
Petroleum and natural gas properties including undeveloped land	87,690
Goodwill	62,397
Asset retirement obligation	(6,054)
	141,056
Consideration	
Cash (including payment of Blue Mountain debt of $20.5 million)	140,156
Estimated acquisition costs	900
Estimated purchase price	141,056

4. PROPERTY, PLANT AND EQUIPMENT

			2006			2005
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	**1,415,185**	**(575,154)**	**840,031**	1,125,973	(454,964)	671,009
Other	**2,738**	**(727)**	**2,011**	1,423	(208)	1,215
	1,417,923	**(575,881)**	**842,042**	1,127,396	(455,172)	672,224

Capital costs associated with non-producing petroleum and natural gas properties totaling approximately $144.0 million as at December 31, 2006 (2005 – $72.1 million) were not subject to depletion. No interest costs were capitalized for the years ended December 31, 2006 and 2005.

The costs of exploratory dry holes amounting to $22.3 million ($5.4 million for the year and $2.9 million for the nine months ended December 31, 2005) were written off and included in exploration expenditures. An asset impairment loss of $2.4 million was also recognized during the year ended December 31, 2006 (2005 – $ nil), and was included as part of depletion and depreciation expense. The gain on sale of property, plant and equipment in 2006 pertains mainly to the disposition of Trilogy's 9.77 percent working interest in the Kaybob South Beaver Hill Unit No.1.

5. LONG-TERM DEBT

	2006	2005
Revolving credit and working capital facility	**336,984**	108,375
Non-revolving acquisition facility	**77,400**	—
Total debt	**414,384**	108,375
Less current portion	**57,400**	—
Long-term debt	**356,984**	108,375
Weighted average interest rate	**5.12%**	4.95%

The Trust has a $355 million revolving credit facility and a $35 million working capital facility with a syndicate of Canadian banks. Borrowing under the facility bears interest at the lenders' prime rate, bankers' acceptance rate or LIBOR, plus an applicable margin dependent on certain conditions. The facilities are available on a revolving basis for a period of at least 364 days and can be extended a further 364 days upon request. In the event the revolving period is not extended, the revolving facility would be available for a one year term on a non-revolving basis, at the end of which time amounts drawn down under the facility would be due and payable. The working capital facility would continue on a revolving basis for a one year term. Advances drawn on the Trust's facility are secured by a fixed and floating charge debenture over the assets of the Trust. The $390 million borrowing base is subject to semi-annual review by the banks.

In conjunction with the Blue Mountain acquisition (see note 3), the Trust executed a junior secured non-revolving acquisition facility loan. The initial amount drawn was $89.4 million and the outstanding amount as at December 31, 2006 was $77.4 million. Subject to the revolving credit facility lenders' approval, repayment on this loan is due October 26, 2007. Borrowing under this facility bears interest at 1 to 2 percent in excess of the revolving credit facility interest rates. Advances drawn on this facility are secured by a fixed and floating charge over the assets of the Trust, subordinated to the security of the revolving credit facility lenders. An amount of up to $20.0 million outstanding from this facility can be refinanced through the revolving credit facility.

The Trust has undrawn letters of credit totaling $9.3 million as at December 31, 2006. These letters of credit reduce the amount available for draw under the Trust's working capital facility.

6. ASSET RETIREMENT OBLIGATIONS

	2006	2005
Asset retirement obligations, beginning of year	**42,706**	63,674
Liabilities incurred	**5,902**	2,085
Revisions in estimate	**—**	(26,648)
Liabilities settled	**(1,658)**	(1,367)
Accretion expense	**3,736**	4,962
Liabilities relating to assets sold	**(1,341)**	--
Redsky acquisition (note 3)	**595**	--
Blue Mountain acquisition (note 3)	**6,054**	--
Asset retirement obligations, end of year	**55,994**	42,706

The undiscounted asset retirement obligations at December 31, 2006 is estimated to be $228.2 million (2005 – $189.1 million). The Trust's credit-adjusted risk-free rate increased in the fourth quarter of 2006 to 8.5 percent from 7.875 percent. These obligations will be settled based on the expected life of the underlying assets, the majority of which are expected to be paid after 10 to 45 years and will be funded from the general resources of the Trust at the time of removal.

7. UNITHOLDERS' CAPITAL

AUTHORIZED

The authorized capital of the Trust is comprised of an unlimited number of Trust Units and an unlimited number of Special Voting Rights. Compared to the holders of the Trust Units, holders of Special Voting Rights are not entitled to any distributions of any nature from the Trust nor have any beneficial interest in any property or assets of the Trust on termination or winding-up of the Trust.

ISSUED AND OUTSTANDING

No Special Voting Rights have been issued to date. The following is a summary of the changes in the Trust's unitholders' capital for the years ended December 31, 2006 and 2005:

		2006		2005
	Trust Units	Amount	Trust Units	Amount
Balance at beginning of year	**85,133,395**	**550,144**	—	—
Initial Trust Unit issued upon settlement	—	—	1	1
Repurchase of initial Trust Unit	—	—	(1)	(1)
Trust Units issued in exchange for properties	**6,500,051**	**124,396**	79,133,395	618,780
Cash and other consideration paid upon the transfer of the original Trust assets	—	—	—	(205,211)
Trust Units issued under the Distribution Reinvestment Plan (note 8)	**933,235**	**15,976**	—	—
Trust Units issued for cash	—	—	6,000,000	148,500
Trust Units issuance costs	—	**(700)**	—	(11,925)
Balance at end of year	**92,566,681**	**689,816**	85,133,395	550,144

REDEMPTION RIGHT

Unitholders may redeem their Trust Units at any time by delivering their Trust Units Certificates to the Transfer Agent together with a duly completed and properly executed notice. The redemption price per Trust Unit is equal to the lesser of 95 percent of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10-trading day period commencing immediately after the date on which the Trust Units were tendered for redemption, and the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units were tendered for redemption. Cash payments for Units tendered for redemption are limited, subject to the administrator's sole discretion, to $50,000 per month with redemption requests in excess of this amount eligible to receive notes from the holding trust or other assets held by the Trust. In addition, cash redemption may not apply if the outstanding Trust Units tendered for redemption are not listed for trading, the normal trading of the Trust Units is suspended or halted on any stock exchange or the redemption of Trust Units will result in the delisting of the Trust Units. In such cases, the fair market value of the Trust Units shall be determined by the Administrator and be paid and satisfied by way of asset distribution.

NORMAL COURSE ISSUER BID

Under a normal course issuer bid through the facilities of the Toronto Stock Exchange, Trilogy may purchase up to 4,624,801 Trust Units during the period November 24, 2006 through November 23, 2007. No Trust Units were purchased through this normal course issuer bid as at December 31, 2006.

8. ACCUMULATED DISTRIBUTIONS

	Cash	DRIP	Accrual	2006 Total	Cash	DRIP	Accrual	2005 Total
Balance at beginning of year	**122,656**	**—**	**68,107**	**190,763**	—	—	—	—
Distributions paid/reinvested	**261,998**	**15,976**	**—**	**277,974**	122,656	—	—	122,656
Change in year end accrual	**—**	**—**	**(53,296)**	**(53,296)**	—	—	68,107	68,107
Balance at end of year	**384,654**	**15,976**	**14,811**	**415,441**	122,656	—	68,107	190,763

On June 21, 2006, Trilogy adopted a Distribution Reinvestment Plan (the "DRIP") which provides eligible unitholders with the opportunity to reinvest their cash distributions, on each distribution payment date, in additional trust units at a price equal to 95 percent of the average market price. The DRIP was suspended effective for the November 2006 distribution.

On January 22, 2007, Trilogy announced its cash distribution for January 2007 at $0.10 per Trust Unit. The distribution was paid on February 15, 2007 to Unitholders of record on January 31, 2007. On February 16, 2007, Trilogy also announced that its cash distribution for February 2007 will be $0.10 per Trust Unit. The distribution is payable on March 15, 2007 to Unitholders of record on February 28, 2007.

9. UNIT BASED COMPENSATION

UNIT APPRECIATION PLAN

On April 1, 2005, the Trust offered certain employees, officers and directors a unit appreciation arrangement whereby such employees, officers and directors were granted appreciation units entitling the appreciation unitholders to receive cash payments calculated as the excess of the market price over the exercise price per appreciation unit on the exercise date. The exercise price per appreciation unit shall be reduced by the aggregate unit distributions paid or payable on the Trust Units to Unitholders of record from the grant date to the exercise date. The appreciation units vest at subsequent anniversary dates with a termination date of December 15, 2008. A continuity of the unit appreciation rights for the years ended December 31, 2006 and 2005 is as follows:

	2006 Exercise Price	2006 No. of Unit Rights	2005 Exercise Price	2005 No. of Unit Rights
Balance at beginning of year	**$ 7.76**	**1,306,000**	—	—
Granted	**—**	**—**	$ 10.11	1,319,000
Exercised	**5.90**	**(28,750)**	$ 8.81	(13,000)
Cancelled	**5.76**	**(9,000)**	—	—
Balance at end of year	**5.28**	**1,268,250**	$ 7.76	1,306,000
Unit rights exercisable at end of year	**5.28**	**506,750**	$ 7.76	230,000

A compensation recovery of $2.7 million relating to the unit appreciation plan has been recognized in earnings for the year ended December 31, 2006 (2005 – $8.9 million compensation expense). Of this amount, $3.0 million compensation recovery (2005 – $8.7 million expense) resulted from the valuation of the related unit-based compensation liability and $0.3 million compensation expense (2005 – $0.2 million) represented cash paid for the exercises of unit rights.

UNIT OPTION PLAN

The Trust has implemented a long-term incentive plan that allows management to award unit options to eligible directors, officers and employees. The majority of the outstanding options under this plan will vest in 2009 and 2010, and expire on April 30, 2011. A continuity of the unit option plan for the year ended December 31, 2006 is as follows:

		Weighted Average Exercise Price		Weighted Average Fair Value per Option	No. of Options
Balance at beginning of year		—		—	—
Granted	$	14.53	$	1.95	2,291,000
Cancelled	$	22.77	$	2.58	(30,000)
Balance at end of year	$	14.42		1.95	2,261,000
Unit options exercisable at end of year	$	14.90	$	1.99	45,000

The Trust has recorded a compensation expense of $1.2 million for the year ended December 31, 2006 (2005 – $nil) representing the amortization of the fair value of outstanding unit options, with a corresponding credit to contributed surplus. The fair value of options was determined under the binomial model using the following key assumptions:

Risk-free interest rate	—	3.9% to 4.18%
Expected life	—	4.5 years
Expected volatility	—	30% to 35%
Expected distributions	—	14% to 16%

Additional information about Trilogy's unit options outstanding as at December 31, 2006 is as follows:

	Outstanding Options			Exercisable Options	
Exercise Price Range	Weighted Average Contractual Life	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$10.72 to $11.89	4.3	1,175,000	10.75	25,000	10.72
$18.03 to $23.95	4.3	1,086,000	18.40	20,000	20.13
Total	4.3	2,261,000	14.42	45,000	14.90

NON-RECIPROCAL AWARDS TO TRUST EMPLOYEES

The Trust also recognized compensation expense of $1.5 million for the year ended December 31, 2006 (2005 – $0.5 million) with respect to the non-reciprocal awards of stock options to Trust employees made by Paramount. This amount was also credited to contributed surplus.

10. FINANCIAL INSTRUMENTS

FINANCIAL SALES CONTRACTS

The Trust utilizes, from time to time, forward commodity price contracts that require financial settlements between counterparties. At December 31, 2006, the Trust has entered into financial forward arrangements as follows:

	Quantity		Price	Remaining Term
Sales Contracts				
NYMEX Fixed Price	50,000 MMBtu/d	$	10.51 U.S.	January 2007 – March 2007
WTI Fixed Price	2,000 Bbl/d	$	67.64 U.S.	January 2007 – December 2007
Purchase Contract				
NYMEX Fixed Price	30,000 MMBtu/d	$	8.19 U.S.	January 2007 – March 2007

The Trust elected not to designate the above financial instruments as hedges and therefore has recognized the fair value of these financial instruments on the balance sheet. The estimated fair values of these financial instruments are based on quoted prices or, in their absence, third-party market indicators and forecasts. The fair values of forward financial contracts recognized as at the balance sheet dates are as follows:

	2006	2005
Financial instrument asset	**18,424**	5,830
Financial instrument liability	**—**	(9,220)
Net financial instrument asset (liability)	**18,424**	(3,390)

The changes in the fair value associated with the above financial instruments are recorded as unrealized gain or loss on financial instruments in the statement of earnings. Gains or losses arising from monthly settlements with counterparties are recognized as realized gain or loss in the statement of earnings.

CREDIT, INTEREST RATE AND FOREIGN CURRENCY RISKS

Under a service agreement described in note 11, Paramount carries out marketing functions on behalf of the Trust. The Trust is exposed to credit risk from financial instruments to the extent of non-performance by third parties. Credit risks associated with possible non-performance by financial instrument counterparties are minimized by entering into contracts with only highly rated counterparties and third party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures.

Production is sold to a variety of purchasers under normal industry sale and payment terms. The Trust's accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.

The Trust is also exposed to fluctuations in interest rates relative to its credit facilities as disclosed in note 5. In addition, foreign currency rate fluctuations may impact the Trust mainly due to the U.S. Dollar denominated financial instrument contracts mentioned above in addition to the normal conversions of U.S. Dollar denominated revenues into Canadian Dollars.

11. RELATED PARTY TRANSACTIONS

Paramount is a Unitholder of the Trust. On April 1, 2005, a wholly-owned subsidiary of Paramount entered into a Services Agreement with the Trust's subsidiary and administrator (Trilogy Energy Ltd.) whereby such Paramount subsidiary provides administrative and operating services to the Trust and its subsidiaries to assist Trilogy Energy Ltd. In carrying out its duties and obligations as general partner of Trilogy's operating entities and as the administrator of the Trust and its holding trust. Under this agreement, Paramount shall be reimbursed at cost for all expenses it incurs in providing the services to the Trust and its subsidiaries. The agreement is in effect until March 31, 2007 but may be terminated by either party with at least six months written notice. It is anticipated that the Services Agreement will be extended until March 31, 2008. The amount of expenses billed and accrued as management fees under this agreement was $1.9 million for the year ended December 31, 2006 ($4.2 million for the year ended December 31, 2005). This amount is included as part of the general and administrative expenses in the Trust's consolidated statement of earnings.

In addition, the Trust and Paramount also had transactions with each other arising from normal business activities, including a Crown royalty deposit claim of $5.5 million. These transactions were recorded at exchange amounts.

The net amount due from Paramount arising from the above related party transactions as at December 31, 2006 was $1.5 million (2005 – $6.4 million). This amount consists of the royalty claim deposit described above net of $3.7 million billings from Paramount arising from normal business activities and $0.3 million accrued management fees.

Trilogy also had distributions payable to Paramount of $2.4 million as at December 31, 2006 (2005 - $12.0 million) with respect to the December distribution to Unitholders.

12. COMMITMENTS

	2007	2008	2009	2010	2011 and after	Total
Pipeline transportation	10,703	10,607	9,734	8,980	37,856	77,880
Gas processing	1,840	1,660	1,490	1,341	710	7,041
Office premises operating lease	1,630	2,196	1,896	1,596	10,374	17,692
Minimum capital expenditure	1,778	444	—	—	—	2,222
Total	15,951	14,907	13,120	11,917	48,940	104,835

Some of the above commitments on pipeline transportation are covered by undrawn letters of credit issued by the Trust as disclosed in note 5.

13. INCOME TAXES

As disclosed in note 2, no provision for income taxes has been made by the Trust since the commencement of its operations on April 1, 2005. The income taxes in 2005 were calculated for the period prior to April 1, 2005 on a carve-out basis from Paramount.

On December 21, 2006, the Minister of Finance (the "Minister") released for comment draft legislation concerning the taxation of certain publicly traded trusts and partnerships. The legislation reflects proposals originally announced by the Minister on October 31, 2006. Under the proposed legislation, certain distributions will not be deductible to publicly traded income trusts and partnerships with the exception of real estate investment trusts and, as a result, these entities will, in effect, be taxed as corporations on the amount of non-deductible distributions. For entities in existence on October 31, 2006, the proposed rules, if passed into law, would not apply until 2011. Given that the legislation is not yet substantively enacted as at December 31, 2006, no adjustments have been made to reflect any impact that the proposed legislation may have on the consolidated financial statements.

As at December 31, 2006, tax pools were estimated to be $169 million for tangibles and $229 million for intangibles.

14. SUBSEQUENT EVENTS

The Trust entered into the following financial contracts subsequent to December 31, 2006:

	Quantity		Price	Term
Purchase Contracts				
NYMEX Fixed Price	20,000 MMBtu/d	$	7.695 U.S.	March 2007


TRILOGY
ENERGY TRUST
CALGARY, ALBERTA
CANADA
TELEPHONE (403) 290-2900

CORPORATE INFORMATION

OFFICERS

J. H. T. Riddell
President and Chief Executive Officer

M. G. Kohut
Chief Financial Officer

J. B. Williams
Chief Operating Officer

G. L. Yester
Corporate Secretary

DIRECTORS

C. H. Riddell [5]
Chairman of the Board
Calgary, Alberta

J. H. T. Riddell [1]
President and Chief Executive Officer
Calgary, Alberta

M. H. Dilger [2][4]
Vice President, Business Development
Pembina Pipeline Corporation
Calgary, Alberta

W. A. Gobert [1][3]
Independent Businessman
Calgary, Alberta

R.M. MacDonald [2][3][5]
Independent Businessman and Corporate Director
Calgary, Alberta

E.M. Shier [2][4]
Partner, Heenan Blaikie LLP
Calgary, Alberta

D.F. Textor [1]
Portfolio Manager,
Dorset Energy Fund
Partner, Knott Partners Management LLC
Locust Valley, New York

J.G. Williams [1][2]
President and Chief Executive Officer
Adeco Exploration Company Ltd.
Calgary, Alberta

Committees of the Board of Directors of Trilogy Energy Ltd. (Administrator of the Trust)
(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Corporate Governance Committee
(4) Member of the Environmental, Health & Safety Committee
(5) Lead Director

HEAD OFFICE

4100, 350 7th Avenue SW
Calgary, Alberta
Canada T2P 3N9

Telephone: (403) 290-2900
Facsimile: (403) 263-8915
www.trilogyenergy.com

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

BANKERS

Bank of Montreal
Calgary, Alberta
The Bank of Nova Scotia
Calgary, Alberta
Canadian Imperial Bank of Commerce
Calgary, Alberta
Royal Bank of Canada
Calgary, Alberta
ATB Financial
Calgary, Alberta
Société Général
Calgary, Alberta

CONSULTING ENGINEERS

Paddock Lindstrom and Associates Ltd.
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Canada
Calgary, Alberta
Toronto, Ontario

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
"TET.UN"

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TRILOGY
ENERGY TRUST

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION AND PROXY CIRCULAR

MEETING TO BE HELD AT:

FIRST CANADIAN CENTRE
350 – 7th AVENUE SOUTH WEST
CALGARY, ALBERTA

IN THE

DISCOVERY ROOM

ON THURSDAY, MAY 17, 2007
AT 2:00 PM (CALGARY TIME)

March 5, 2007

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

The annual meeting (the "Meeting") of the holders of units ("Unitholders") of Trilogy Energy Trust (the "Trust") will be held in the Discovery Room, First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta, on Thursday, May 17, 2007, at 2:00 pm Calgary time, for the following purposes:

1. to receive the consolidated financial statements of the Trust for the year ended December 31, 2006, together with the report of the auditor thereon;

2. to elect the directors of Trilogy Energy Ltd. (the "Administrator");

3. to appoint the auditor of the Trust including all direct and indirect subsidiaries of the Trust for the ensuing year; and

4. to transact such other business as may properly come before the Meeting and any adjournment or adjournments thereof.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the envelope provided for that purpose to Computershare Trust Company of Canada, the transfer agent for the Trust ("Computershare"), in person or by mail to 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department. To be valid, Unitholders' proxies must be deposited with Computershare at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the Meeting or any adjournment or adjournments thereof.

Unitholders of record as at the close of business on March 28, 2007 will be entitled to receive notice of and to vote at the Meeting.

DATED at Calgary, Alberta, this 5th day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS
OF TRILOGY ENERGY LTD.
In its capacity as Administrator of
TRILOGY ENERGY TRUST

(signed) "*Gail L. Yester*"
Corporate Secretary

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

Solicitation of Proxies

This Management Information and Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies by the management ("Management") of Trilogy Energy Ltd. (the "Administrator") for Trilogy Energy Trust (the "Trust"), for use at the annual meeting and any adjournment of the meeting (the "Meeting") of the holders (the "Unitholders") of trust units of the Trust ("Trust Units") to be held at the time and place and for the purposes set out in the notice of annual meeting of Unitholders ("Notice of Meeting") to which this Circular is attached.

The Notice of Meeting and Circular are accompanied by a form of proxy. Proxies are solicited by Management to be used at the Meeting or any adjournment thereof. Solicitations will be primarily by mail but also may be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of the Administrator. All costs of the solicitation by Management will be paid by the Trust.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors of the Administrator. **A Unitholder desiring to appoint some other person (who need not be a Unitholder) to represent such Unitholder at the Meeting may do so by striking out the designated names and inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another form of proxy** and, in either case, delivering the completed proxy to the Trust's transfer agent, Computershare Trust Company of Canada ("Computershare"), in person or by mail to 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department. To be valid, Unitholders' proxies must be deposited with Computershare at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the Meeting or any adjournment or adjournments thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Unitholder who has signed and returned the enclosed form of proxy may revoke it (a) by signing a proxy bearing a later date and delivering same to the Trust's transfer agent, Computershare, at the address set out above at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the Meeting or any adjournment thereof, or (b) as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by depositing written notice of revocation at the registered office of the Administrator at 4100, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, or with the Trust's transfer agent, Computershare, at the address set out above at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or by delivering it to the Chairman of the Meeting, or (c) by attending and voting at the Meeting.

Voting of Proxies

The Trust Units represented by the form of proxy will be voted or withheld from voting in accordance with the instructions of the Unitholder on any ballot that may be called for. If the Unitholder specifies a choice with respect to any matter to be acted upon the Trust Units will be voted accordingly. If a choice is not specified, the person designated by Management in the accompanying form of proxy will vote the Trust Units represented by the form of proxy in favour of each matter identified.

Exercise of Discretion by Proxyholders

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and to any other matters which may properly come before the Meeting. At the date of this Circular, Management knows of no such amendment, variation or matter to come before the Meeting other than the matters referred to in the enclosed Notice of Meeting. If other matters do properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in their best judgment.

Notice to Beneficial Holders of Trust Units

The information in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to in this Circular as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., a wholly-owned subsidiary of The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held. Trust Units held by brokers or their nominees can only be voted upon the instructions of the Beneficial Unitholder. Without specific instructions, brokers and their agents are prohibited from voting Trust Units for the broker's clients. **Therefore, Beneficial Unitholders should ensure that instructions respecting the voting of their Trust Units are communicated to the appropriate person.**

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients. These instructions should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. The form of proxy supplied to a Beneficial Unitholder by its broker (or the agent of that broker) is similar to the form of proxy provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Inc. (formerly Independent Investor Communications Corporation) ("ADP"). ADP typically mails a scannable voting instruction form ("Voting Instruction Form") in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to ADP by mail. Alternatively, the Beneficial Unitholder can call a toll-free telephone number to convey his or her voting instructions for the Trust Units held by the Beneficial Unitholder or vote on-line over the Internet. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units voted.**

Although a Beneficial Unitholder may not be recognized directly at the Meeting for the purposes of voting Trust Units registered in the name of a broker (or agent of the broker) a Beneficial Unitholder may attend at the Meeting as proxyholder for the registered Unitholder and vote the beneficially owned Trust Units in that capacity. Beneficial Unitholders who wish to attend the Meeting and indirectly vote their

Trust Units as proxyholder for the registered Unitholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Record Date and Voting of Trust Units

The record date for the Meeting is March 28, 2007. Unitholders of record at the close of business on the record date are entitled to receive notice of and to attend and vote at the Meeting. No person acquiring Trust Units after the record date shall be entitled to vote those Trust Units at the Meeting. Each Trust Unit entitles the holder thereof to one vote at the Meeting.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of the Trust Unit. If, however, more than one of them shall be present at the Meeting, in person or by proxy, and such joint owners disagree as to any vote to be cast, the joint owner whose name appears first in the register of Unitholders maintained by the transfer agent of the Trust shall be entitled to cast the vote in person or by proxy.

Outstanding Trust Units and Principal Holders

As at March 5, 2007, 92,566,681 Trust Units were issued and outstanding. To the knowledge of the directors and officers of the Administrator, no person or company beneficially owns, directly or indirectly, or has control or direction over Trust Units carrying more than ten percent (10%) of the voting rights attached to all of the issued and outstanding Trust Units as of March 5, 2007 other than: (1) Paramount Resources Ltd. which as of that date owned 15,035,345 Trust Units or approximately 16.24% of the then outstanding Trust Units, and (2) Clayton H. Riddell who as of that date beneficially owned or exercised control or direction over, directly or indirectly, 31,930,281 Trust Units representing 34.49% of the then outstanding Trust Units.

The information as to Trust Units beneficially owned is not within the knowledge of the Trust or the Administrator and has been derived from sources available to the Trust and the Administrator.

BUSINESS OF THE MEETING

The trust indenture establishing the Trust (the "Trust Indenture") provides for annual meetings of Unitholders, the business of which shall include the election of the board of directors of the Administrator (the "Board"), the appointment of the auditor of the Trust including the direct and indirect subsidiaries of the Trust, to hold office until the next annual meeting, the placing before the Unitholders of the financial statements of the Trust for the previous financial year and any other business to be considered. Management knows of no other business to be considered at the Meeting.

Financial Statements

The consolidated financial statements of the Trust for the year ended December 31, 2006, together with the auditors' report on those statements, will be placed before the Meeting and are contained in the Trust's 2006 Annual Report to Unitholders.

Election of Directors

Unitholders will be asked at the Meeting to pass a resolution electing the directors of the Administrator. Management intends to nominate, and the persons named in the accompanying form of proxy intend to vote for election as directors of the Administrator, the persons whose names are set forth below. Management does not contemplate that any of the proposed nominees will be unable to serve as a

director. However, if for any reason any of the proposed nominees withdraw from standing for election or are unable to serve, proxies in favour of Management designees will be voted for another nominee in their discretion unless the Unitholder has specified in his or her proxy that his or her Trust Units are to be withheld from voting on the election of directors.

All proposed nominees have consented to be named in this Circular to stand for election and to serve as directors if elected. Each director elected will hold office until the close of the next annual meeting of Unitholders.

The following table sets out the name and principal occupation for the past five years of each proposed nominee. In addition, the table shows the period during which each proposed nominee has served as a director of the Administrator and the number of Trust Units that each proposed nominee has advised the Trust and the Administrator that he beneficially owns, directly or indirectly, or over which he exercises control or direction.

Name and Province/State and Country of Residence	Director Since	Principal Occupation for Past Five Years	Trust Units Beneficially Owned or Over Which Control or Direction is Exercised
Clayton H. Riddell (1) (6) Calgary, Alberta, Canada	April 1, 2005	Chairman of the Board and Chief Executive Officer of Paramount Resources Ltd. (a petroleum and natural gas exploration company) ("Paramount").	31,930,281(7)
James H. T. Riddell (4)(5)(6) Calgary, Alberta, Canada	February 25, 2005	President and Chief Operating Officer of Paramount since June 2002. Prior thereto, Mr. Riddell held various positions with Paramount.	381,506
M. H. (Mick) Dilger (2)(4) Calgary, Alberta, Canada	May 18, 2005	Vice President, Business Development of Pembina Pipeline Corporation (a Canadian energy infrastructure corporation) since March 2005. Prior thereto, Mr. Dilger was the Chief Financial Officer of VISTA Midstream Solutions Ltd. (a Canadian energy infrastructure corporation) from 1999 until July 2003.	6,000
Wilfred A. Gobert (1)(3) Calgary, Alberta, Canada	November 15, 2006	Independent Businessman. Vice Chairman of Peters & Co. Limited (an investment firm specializing in the Canadian oil and gas industry) from September 2002 until May 2006. Prior thereto, Mr. Gobert was Managing Director, Research with Peters & Co. Limited since August 1979.	11,300

Name and Province/State and Country of Residence	Director Since	Principal Occupation for Past Five Years	Trust Units Beneficially Owned or Over Which Control or Direction is Exercised
Robert M. MacDonald (2)(3)(8) Calgary, Alberta, Canada	April 1, 2005	Independent Businessman and Corporate Director. Mr. MacDonald was the Director, Oil & Gas, Commercial Banking with CIBC World Markets Inc. (a global investment banking firm) from 1998 to 2003.	2,000
E. Mitchell Shier (3)(4) Calgary, Alberta, Canada	April 1, 2005	A lawyer who has practised oil and gas and commercial law as a partner with Heenan Blaikie LLP (a national law firm) in Calgary since 2002. Prior thereto, Mr. Shier practiced oil and gas and commercial law as a partner with other major firms in Calgary.	2,200
Donald F. Textor (1) Locust Valley, New York, U.S.A.	April 1, 2005	Portfolio Manager, Dorset Energy Fund (an investment company) and Partner, Knott Partners Management LLC (an investment advisory firm). Mr. Textor was a partner and managing director at Goldman Sachs (a global investment banking firm) until 2001.	170,950
John G. (Jack) Williams (1)(2) Calgary, Alberta, Canada	May 18, 2005	President and Chief Executive Officer of Adeco Exploration Company Ltd. (a petroleum and natural gas exploration and development company).	2,000

Notes:

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

(3) Member of the Corporate Governance Committee.

(4) Member of the Environmental, Health and Safety Committee.

(5) Mr. J. H. T. Riddell was a director of Jurassic Oil and Gas Ltd. ("Jurassic"), a private oil and gas company, within one year prior to such company becoming bankrupt. Jurassic's bankruptcy was subsequently annulled.

(6) While Messrs C. H. Riddell and J. H. T. Riddell hold executive offices with the Administrator and devote substantial time to the Administrator's business, they are not paid a salary by the Administrator for their services. Accordingly, their offices with the Administrator are not considered their principal occupation.

(7) Of these 31,930,281 Trust Units, 23,424,506 are held by Warner Investment Holdings Ltd., 7,188,020 are held by Dreamworks Investment Holdings Ltd. and 485,700 are held by Paramount Oil & Gas Ltd., in all of which C.H. Riddell is the controlling shareholder. Paramount Resources Ltd., an associate of C. H. Riddell, owns 15,035,345 of the Trust Units.

(8) Lead Director.

Appointment of Auditor

The persons named in the accompanying form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as the auditor of the Trust including the direct and indirect subsidiaries of the Trust until the next annual meeting of Unitholders. PricewaterhouseCoopers LLP has been the auditor of the Trust and certain of its direct and indirect subsidiaries since February 25, 2005.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets out information concerning the compensation earned by the Chief Executive Officer, the Chief Financial Officer and the three other executive officers of the Administrator who received the highest compensation for services performed for the Administrator in the year ended December 31, 2006, (collectively the "Named Executive Officers" or "NEOs").

		Annual Compensation			Long-Term Compensation Awards
Name	Year	Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Securities Under Options/SARs Granted (#)
Clayton H. Riddell[2]	2006	-	-	-	200,000[7]
Chairman of the Board	2005	-	-	-	200,000[8]
James H. T. Riddell[2]	2006	-	$195,490[9]	-	250,000[7]
President and Chief Executive Officer	2005	-	-	-	250,000[8]
Michael G. Kohut[3] Chief Financial Officer	2006	$137,333	-	-	250,000[7]
Bernard K. Lee[4]	2006	$60,583	-	-	-
Former Chief Financial Officer	2005	$91,558	-	-	50,000[8]
John B. Williams[5]	2006	$244,104	$190,733[9]	-	200,000[7]
Chief Operating Officer	2005	$169,125	-	-	140,000[8]
Gail L. Yester[6] General Counsel and Corporate Secretary	2006	$174,263	$18,831[9]	-	60,000[7]

Notes:

(1) The value of any additional compensation paid to the NEOs and not properly categorized as salary or bonus, including perquisites or other personal benefits, is less than $50,000 and 10% of their annual salary.

(2) Messrs. C. H. Riddell and J. H. T. Riddell hold executive offices with the Administrator and devote substantial time to the Trust's business, but they are not paid a salary by the Administrator for their services.

(3) Mr. Kohut was appointed Chief Financial Officer on June 1, 2006. If he had held this position for the full year, his salary in 2006 would have been $229,000.

(4) Mr. Lee was appointed Chief Financial Officer on February 28, 2005 and resigned from this position on June 1, 2006. If he had held this position for the full year in 2005, his allocated salary in 2005 would have been $122,077. If he had held this position for the full year in 2006, his allocated salary in 2006 would have been $145,399. The amount shown as salary for Mr. Lee represents an allocation of a portion of the total salary paid by Paramount Resources Ltd. to Mr. Lee, (as an officer and employee of Paramount Resources Ltd.), which amount has been allocated to, and reimbursed by, the Administrator for services rendered by Mr. Lee as an officer of the Administrator pursuant to a Services Agreement dated April 1, 2005 between Paramount Resources, a wholly-owned subsidiary of Paramount Resources

Ltd., and the Administrator, under which Paramount Resources provides administrative and operating services to the Trust and its subsidiaries.

(5) Mr. Williams was appointed Chief Operating Officer on April 1, 2005. If he had held this position for the full year, his salary in 2005 would have been $225,500.

(6) Ms. Yester was appointed General Counsel and Corporate Secretary on June 1, 2006, prior to which she was Associate General Counsel and Assistant Corporate Secretary. Her salary for all of 2006 has been included.

(7) Options to acquire Trust Units.

(8) Appreciation Units. See the footnote to the table entitled "Aggregated SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End SAR Values for a description of Appreciation Units."

(9) The amounts included represent the value of the vested one-third of Trust Units granted in 2006 under the Trust Unit Incentive Plan; however, Mr. Williams' bonus amount includes a cash payment of $165,000. See "Trust Unit Incentive Plan" in the Executive Compensation Section for a description of the Trust Unit Incentive Plan.

Option Grants During the Most Recently Completed Financial Year

Name	Securities under Options Granted (#)	Percent of Total Options Granted to Employees in 2006	Exercise or Base Price ($/Trust Unit)	Market Value of Securities Underlying Options on the Date of Grant ($/Trust Unit)	Expiration Date
Clayton H. Riddell Chairman of the Board	100,000 100,000	11.70%	18.03 10.72	18.03 10.72	April 30, 2011 April 30, 2011
James H. T. Riddell President and Chief Executive Officer	125,000 125,000	14.63%	18.03 10.72	18.03 10.72	April 30, 2011 April 30, 2011
Michael G. Kohut Chief Financial Officer	125,000 125,000	14.63%	19.65 10.72	19.65 10.72	November 30, 2010 November 30, 2010
Bernard K. Lee Former Chief Financial Officer	-	-	-	-	-
John B. Williams Chief Operating Officer	100,000 100,000	11.70%	18.03 10.72	18.03 10.72	April 30, 2011 April 30, 2011
Gail L. Yester General Counsel and Corporate Secretary	30,000 30,000	3.51%	18.03 10.72	18.03 10.72	April 30, 2011 April 30, 2011

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2006		Value of Unexercised in-the-Money Options at December 31, 2006(1)	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Clayton H. Riddell Chairman of the Board	-	-	-	100,000 100,000	-	$68,000 Nil
James H. T. Riddell President and Chief Executive Officer	-	-	-	125,000 125,000	-	$85,000 Nil

Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2006		Value of Unexercised in-the-Money Options at December 31, 2006[1]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Michael G. Kohut Chief Financial Officer	-	-	-	125,000 125,000	-	$85,000 Nil
Bernard K. Lee Former Chief Financial Officer	-	-	-	-	-	-
John B. Williams Chief Operating Officer	-	-	-	100,000 100,000	-	$68,000 Nil
Gail L. Yester General Counsel and Corporate Secretary	-	-	-	30,000 30,000	-	$20,400 Nil

Note:

(1) Based upon the trading price of $11.40 for a Trust Unit on the Toronto Stock Exchange on Friday, December 29, 2006, the last trading day prior to December 31, 2006.

Aggregated SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End SAR Values

Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised SARs[1] at December 31, 2006		Value of Unexercised in-the-Money SARs at December 31, 2006[2]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Clayton H. Riddell Chairman of the Board	-	-	100,000	100,000	$612,000	$612,000
James H. T. Riddell President and Chief Executive Officer	-	-	125,000	125,000	$765,000	$765,000
Michael G. Kohut Chief Financial Officer	-	-	-	-	-	-
Bernard K. Lee Former Chief Financial Officer	-	$97,100	-	40,000	-	$244,800
John B. Williams Chief Operating Officer	-	-	70,000	70,000	$428,400	$428,400
Gail L. Yester General Counsel and Corporate Secretary	-	-	20,000	20,000	$122,400	$122,400

Notes:

(1) In 2005, the Trust granted Appreciation Units to its directors, officers and certain employees. Appreciation Units entitle the holder to receive, for each Appreciation Unit vested and exercised, a cash payment equal to the excess of the market price of a Trust Unit on the day preceding the exercise date over the base price of Appreciation Units as reduced. The base price of the

Appreciation Units is $10.11 but is reduced by the aggregate distributions paid or payable on the Trust Units from the date of the grant to the exercise date. As of December 31, 2006, the reduced base price was $5.28. No Trust Units are issued on exercise of Appreciation Units. No further grants of Appreciation Units are currently intended as this compensation program has been replaced by the Trust's Trust Unit Option Plan. See "Report on Executive Compensation – Trust Unit Appreciation Program".
(2) Based upon the trading price of $11.40 for a Trust Unit on the Toronto Stock Exchange on Friday, December 29, 2006, the last trading day prior to December 31, 2006.

Composition of the Compensation Committee

The Compensation Committee is comprised of Wilfred A. Gobert (Chair), Clayton H. Riddell, Donald F. Textor and J. G. (Jack) Williams. Clayton H. Riddell is the Chairman of the Board of the Administrator. He is also a member of the Compensation Committee of Paramount Energy Operating Corp., a wholly-owned subsidiary of Paramount Energy Trust and Chair of the Compensation Committee of Paramount Resources Ltd.

Report on Executive Compensation

The role of the Board is to assess the performance, and review succession plans, of key executive positions. It is the responsibility of the Compensation Committee of the Board to make recommendations on executive compensation.

The compensation philosophy of the Trust is to be competitive with other natural resource and energy trusts in order to attract, retain and motivate a highly qualified workforce and provide career opportunities within the Trust. The compensation practice for executives is built around reward systems that recognize financial results and individual performance. Currently, three primary components comprise the compensation program: base salary, a unit incentive plan and long-term incentives provided through periodic trust unit option grants.

Base Salary

The charter of the Compensation Committee provides that the base salary for the Chief Executive Officer shall be approved by the Board. However, the Chief Executive Officer currently does not receive a salary from the Trust. Base salaries for all other designated officers are approved by the Compensation Committee. The base rates are intended to be competitive in the market applicable to the Trust's business and are intended to allow the organization to recruit and retain qualified employees. The Trust subscribes to a compensation survey prepared by an independent consultant to provide data to assist the Trust in maintaining competitive compensation plans.

Trust Unit Appreciation Program

The Board adopted a Trust Unit Appreciation program in 2005 and granted 1,319,000 appreciation units ("Appreciation Units") to directors, officers and certain employees of the Trust's subsidiaries effective April 1, 2005. Appreciation Units entitle the holder to receive, for each Appreciation Unit vested and exercised, a cash payment equal to the excess of the market price of a Trust Unit on the day preceding the exercise date over the base price of Appreciation Units as reduced. The base price of the Appreciation Units is $10.11 but is reduced by the aggregate distributions paid or payable on the Trust Units from the date of the grant to the exercise date. As of December 31, 2006, the reduced base price was $5.28. As of March 5, 2007, 41,750 Appreciation Units had been exercised. The Appreciation Units currently outstanding have various vesting terms. All Appreciation Units expire on December 15, 2008. No securities of the Trust are issuable pursuant to the Trust Unit Appreciation program.

The Trust Unit Option Plan replaced the Trust Unit Appreciation program in the spring of 2006. There is no current intention to make further grants of Appreciation Units.

Trust Unit Incentive Plan

The Trust adopted a Trust Unit Incentive Plan ("UIP") on April 10, 2006. The UIP is administered by the Compensation Committee and the Chief Executive Officer of Trilogy Energy Ltd. The intent of the UIP is to reward employees and officers of affiliates of the Trust who have met or exceeded their goals and shown exceptional performance contributing to the success of the Trust, as well as to encourage long-term investment and ownership of Trust Units. The awards are made annually, subject to specified performance targets being met, and are at the discretion of the Chief Executive Officer. Each employee and officer also has an individual target as determined by the Chief Executive Officer. The monetary value of the award is determined and divided by the fair market value of a Trust Unit, calculated as the five-day weighted average trading price for a Trust Unit on the Toronto Stock Exchange for the five trading days immediately preceding the grant, in order to determine the number of units an employee or officer is granted. The awarded units are purchased on the open market by a trustee on behalf of the grantees. One-third of the Trust Units granted vest immediately; one-third vest one year later and the final third vests two years later.

Trust Unit Option Plan

The Trust has a Trust Unit Option Plan (the "Plan"). The Plan was adopted by the Board on September 21, 2005 and was adopted by the Unitholders on May 9, 2006. The Plan is administered by the Board and the Compensation Committee or, at the discretion of the Board, any other duly authorized committee of the Board. Directors, officers and employees of the Administrator and the Trust's other subsidiaries may be granted options ("Options") to purchase Trust Units under the Plan. The purpose of the Plan is to provide effective long-term incentives to the directors, officers and employees of the Trust's subsidiaries and to reward them on the basis of the long-term Trust Unit trading price performance. Options hold no value if the trading price of the Trust Units does not appreciate. By this approach, executive and Unitholder interests are closely aligned.

The aggregate number of Trust Units that may be subject to all outstanding Options at the time of the grant, together with the aggregate number of Trust Units issuable by the Trust in connection with any other compensation arrangement involving the issuance of Trust Units from the treasury of the Trust, shall not exceed 10% of the outstanding Trust Units at that time. In addition, the aggregate number of Trust Units issued by the Trust in connection with exercises of Options, together with the aggregate number of Trust Units issued by the Trust in connection with any other compensation arrangement involving the issuance of Trust Units from the treasury of the Trust, in any one year period shall not exceed 10% of the outstanding Trust Units at the beginning of such one year period.

Because the Plan provides that a fixed percentage of issued and outstanding Trust Units can be reserved for issuance under the Plan rather than a fixed maximum number of Trust Units, the Toronto Stock Exchange requires Unitholders to approve the Plan every three years after it is instituted. Accordingly, Unitholder approval of the Plan will be sought again at the Trust's annual meeting in 2009.

The Board, the Compensation Committee or any other duly authorized committee of the Board shall determine the number of Trust Units subject to each Option, the exercise price of each Option, the expiration date of each Option and the extent to which each Option is exercisable from time to time during the term of the Option. The exercise price of any Option shall not be lower than the closing trading price of a Trust Unit on the Toronto Stock Exchange on the day immediately prior to the date of the grant of the Option. No financial assistance is provided by the Trust or any of its subsidiaries to facilitate the exercise of Options by holders. An Option will not be exercisable for a period exceeding ten years. Options are non-transferrable and non-assignable.

Vested Options may be surrendered for an amount equal to the excess, if any, net of any amounts required to be withheld under applicable legislation, of the volume weighted average trading price of the Trust Units on the Toronto Stock Exchange for the five trading days immediately prior to the date the Options are surrendered (the "VWAP") multiplied by the number of Trust Units represented by the Options surrendered, over the aggregate exercise price of the surrendered Options (the "Cash Settlement Amount"). Alternatively, vested Options may be surrendered for the number of Trust Units determined by dividing the net Cash Settlement Amount by the VWAP, and rounding down to the next highest whole number. In no circumstances will either the optionholder or the Trust, at any time, be obligated to surrender Options or accept the surrender of Options, as the case may be.

Under the Plan, Options are granted by the Trust's subsidiaries to their respective directors, officers and employees. Pursuant to an option support agreement among the Trust and its subsidiaries, upon the exercise of an Option or the surrender of rights under an Option in consideration for Trust Units as provided for in the Plan, the Trust will issue Trust Units to the applicable subsidiary to enable the subsidiary to satisfy its obligation to deliver Trust Units to the holder of such Option.

The Plan may be amended, suspended or discontinued by the Board at any time provided that no such amendment may adversely alter or impair any Option previously granted without the consent of the holder thereof. Any amendment to the Plan is subject to the approval of the Toronto Stock Exchange and Unitholders. However, amendments relating to the following matters may be approved by the Board without the approval of Unitholders, provided that such amendments do not contravene the requirements of the Toronto Stock Exchange or applicable securities law: (a) altering, extending or accelerating the terms of vesting applicable to any Option or group of Options; (b) altering the terms and conditions of vesting applicable to an Option or group of Options; (c) changing the termination provisions of an Option, provided that the change does not entail an extension beyond the original expiry date of such Option; (d) accelerating the expiry date of an Option; (e) determining the adjustment provisions pursuant to the Plan; (f) amending the definitions in the Plan and other amendments of a "housekeeping" nature; and (g) amending or modifying the mechanics of exercise of Options.

As of the date hereof, no Trust Units have been issued upon exercise of Options granted under the Plan and a total of 2,828,500 Trust Units are issuable upon exercise of currently outstanding Options, representing 3.06% of the issued and outstanding Trust Units as of the date hereof. These Options vest at various times over a four-year period.

Compensation of the Chief Executive Officer

On an annual basis, the Compensation Committee reviews the compensation of J.H.T. Riddell, the Chief Executive Officer, and makes a recommendation to the Board for approval. In evaluating the compensation of Mr. Riddell, the Committee will consider his general management expertise and experience and his performance in light of the relevant goals and objectives. In addition to financial results, the Committee will consider factors relevant to the natural resource industry and the overall public image of the Trust. The evaluation against these criteria is directly related to the incentives and compensation awarded.

Summary

In summary, the philosophy of the Compensation Committee is to administer an executive compensation plan that provides a competitive base salary together with performance awards that the Compensation Committee believes are in the best interests of Trilogy.

Submitted on behalf of the Compensation Committee

W. A. Gobert, Chair
C. H. Riddell
D. F. Textor
J. G. (Jack) Williams

Equity Compensation Plan Information[1]

Plan Category	Number of Trust Units to be issued upon exercise of outstanding Options	Weighted average exercise price of outstanding Options	Number of Trust Units remaining available for future issuance under the Trust Unit Option Plan
Trust Unit Option Plan approved by security holders	2,261,000	$14.423	6,995,668

Note:
(1) All information is as at December 31, 2006.

Performance Graph

The following graph illustrates changes from April 6, 2005, the day the Trust Units began trading on the Toronto Stock Exchange, to December 31, 2006, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all distributions on Trust Units reinvested in additional Trust Units, compared to the S&P/TSX Composite Index, the S&P/TSX Oil & Gas Exploration & Production Index and the S&P/TSX Capped Energy Trust Index, with all dividends and/or distributions reinvested

Total Unitholder Return Index*



200
175
150
125
100
75
Trilogy Energy Trust
S&P/TSX Composite Index
S&P/TSX Oil & Gas Exploration & Production Index
S&P/TSX Capped Energy Trust Index
06-Apr-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06

	06-Apr-05	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06
Trilogy Energy Trust	100.00	114.36	182.68	165.03	139.96	140.79	120.02	91.63
S&P/TSX Composite Index	100.00	102.84	114.80	118.09	127.51	123.04	125.40	138.47
S&P/TSX Oil & Gas Exploration & Production Index	100.00	110.18	144.98	136.06	147.09	149.36	132.34	137.85
S&P/TSX Capped Energy Trust Index	100.00	106.79	131.57	135.35	148.70	153.84	139.86	130.31

*prepared by Hay Group Limited

Compensation of Directors

The aggregate cash compensation paid or payable, before deductions, to the eight directors, other than the non-independent directors, in the year ended December 31, 2006 was $158,000. Independent directors receive $1,000 for each meeting attended, including regular Board meetings, special Board meetings and committee meetings, as well as $1,000 for each Unitholder meeting attended and for each attendance to sign resolutions or by-laws from time to time. They are also entitled to annual compensation in the amount of $10,000. Annual compensation for the year ended December 31, 2006 is anticipated to be paid in May 2007. Independent directors were also granted an aggregate of Options to acquire 144,000 Trust Units for the year ended December 31, 2006 pursuant to the Trust Unit Option Plan. See "Report on Executive Compensation – Trust Unit Option Plan".

CORPORATE GOVERNANCE

The Trust is committed to implementing best practices in corporate governance. The Corporate Governance Committee provides a focus on corporate governance that seeks to enhance the Trust's performance and ensure, on behalf of all stakeholders, that the Trust has an effective corporate governance regime.

The Corporate Governance Committee is presently comprised of E. M. Shier (Chair), R. M. MacDonald and W. A. Gobert. All members are independent within the meaning of independence set out in National Instrument 58-101.

In developing its approach to governance, the Committee has given consideration to applicable legislation, the Trust Indenture, the Administrator's by-laws, the organization, structure and ownership of the Trust as well as to existing policies reflecting the Trust's values.

The Trust was established during a period of significant regulatory focus on corporate governance and developed its approach to corporate governance with a view to ensuring compliance with the regulatory initiatives that have been adopted recently. The information required by National Instrument 58-101 *Disclosure of Corporate Governance Practices* is set out in Schedule A to this Circular, and the Mandate of the Board is set out in Schedule B. The information required by Multilateral Instrument 52-110 *Audit Committees* is included in the Trust's Annual Information Form dated March 2, 2007 (the "AIF") under the heading "Audit Committee Information" and the Audit Committee Charter is set out in Appendix C to the AIF.

ADDITIONAL INFORMATION

Additional information about the Trust, including financial information, is provided in the Trust's financial statements and management's discussion and analysis for the year ended December 31, 2006, which can be found, along with all other publicly filed documents, on the Trust's website at www.trilogyenergy.com and on SEDAR at www.sedar.com .

For additional copies of this Circular or the financial statements and management's discussion and analysis for the year ended December 31, 2006, please contact Gail L. Yester, the Corporate Secretary of the Administrator, at 4100, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

SCHEDULE A

Trilogy Energy Trust[1]

Statement of Corporate Governance Practices

Disclosure Requirement	Our Corporate Governance Practices
1. **Board of Directors**	
a. Disclose the identity of directors who are independent.	R. M. MacDonald, D. F. Textor, E. M. Shier, M. H. Dilger, J. G. (Jack) Williams and W. A. Gobert are independent, in accordance with the meaning of independence set out in National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("NI 58-101"). R. M. MacDonald, M. H. Dilger and J. G. (Jack) Williams, all of the members of the Audit Committee, are also independent as that term is defined in Multilateral Instrument 52-110 *Audit Committees*.
b. Disclose the identity of directors who are not independent, and describe the basis for that determination.	C. H. Riddell and J. H. T. Riddell are not independent. C. H. Riddell is not independent because he is the Chairman of the Board and he has a familial relationship with the President and Chief Executive Officer (the "CEO") of the Administrator. J. H. T. Riddell is not independent because he is the President and CEO of the Administrator.
c. Disclose whether or not a majority of directors is independent. If a majority of directors is not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.	A majority of the directors are independent.
d. If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors are also directors or trustees of the reporting issuers (or the equivalent) set out beneath their names: **C. H. Riddell** Paramount Energy Operating Corp., Administrator of Paramount Energy Trust Paramount Resources Ltd. Newalta Income Fund MGM Energy Corp. Duvernay Oil Corp.

[1] Trilogy Energy Trust (the "Trust") has delegated the responsibility for the overall stewardship of the conduct of the business of the Trust and its subsidiaries and the activities of management to its Administrator, Trilogy Energy Ltd. Accordingly, this statement of corporate governance practices describes the corporate governance practices of Trilogy Energy Ltd. However, where the context requires, references to the Trust refer collectively to the Trust and Trilogy Holding Trust, Trilogy Energy LP, Trilogy Energy Ltd. and all other direct and indirect subsidiaries of the Trust.

Disclosure Requirement	Our Corporate Governance Practices
	J.H.T. Riddell Paramount Resources Ltd. MGM Energy Corp. Big Rock Brewery Income Trust **Robert M. MacDonald** Newalta Income Fund **Donald F. Textor** EOG Resources, Inc. **M.H. Dilger** Mahalo Energy Ltd. **Wilfred A. Gobert** Gluskin Sheff + Associates Inc. Saxon Energy Services Inc. Catapult Energy 2006 Inc. (General Partner of Catapult Energy Small Cap FTS Limited Partnership) Catapult Energy Management 2007 Inc. (General Partner of Catapult Energy Small Cap 2007 FTS Limited Partnership)
e. Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Trilogy recently instituted regularly scheduled meetings of independent directors. One such meeting has been held since the beginning of the Trust's most recently completed financial year. In 2006, both the Corporate Governance Committee and the Audit Committee met without management being present.
f. Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	C. H. Riddell, the Chairman of the Board, is not an independent director. Mr. R. M. MacDonald has been appointed Lead Director, to assist the Board in fulfilling its duties effectively, efficiently and, when necessary, independently of management of Trilogy. The Lead Director's responsibilities include, among other things, ensuring that the differences between the responsibilities of the Board and management are understood by the Board and management, ensuring the Board has adequate resources to support its decision-making requirements, ensuring a process is in place to monitor legislation and best practices, assisting and providing input to the Chairman of the Board on preparation of agendas for Board meetings as required, ensuring that independent directors have adequate opportunities to meet to discuss issues without management present, acting as a liaison between the independent directors and management as required, and chairing meetings as required.

g. Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

	Board Meetings Attended
C. H. Riddell	10 of 10
J.H.T. Riddell	10 of 10
M.H. Dilger	9 of 10
W.A. Gobert	1 of 1
R.M. MacDonald	9 of 10
E.M. Shier	10 of 10
D.F. Textor	10 of 10
J.G. Williams	8 of 10
Total Attendance Rate	94.4%

2. **Board Mandate**

a. Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Mandate of the Board is attached as Schedule B.

3. **Position Descriptions**

a. Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed position descriptions for the Chairman of the Board and the chair of each Board committee.

b. Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board and CEO have developed a position description for the CEO.

4. **Orientation and Continuing Education**

a. Briefly describe what measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its

A Corporate Governance Manual is provided to assist new and existing Board members in understanding the role of the Board, its committees and the contribution individual Board members are

directors, and (ii) the nature and operation of the issuer's business.	expected to make. New directors will be made aware of the nature and operation of the business of the Trust through interviews with the Chairman and management during which they are briefed on the Trust and its current business issues, and also through a review of operations which is presented to the Board semi-annually. In addition, the Trust plans to arrange field trips to the Trust's operations as appropriate.
b. Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	An orientation program for new directors will be provided as required. Directors are provided with any available information that will facilitate the maintenance of their industry knowledge and professional skills. Directors are continuously updated on the business operations of the Trust through the semi-annual sessions to review operations. The Trust intends to facilitate directors' field trips to the Trust's areas of operation as appropriate. Directors are also updated on developments in best corporate governance practices through reports from the Corporate Governance Committee and on changes to financial reporting requirements through presentations from the auditors of the Trust.
5. **Ethical Business Conduct**	
a. Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code;	The Board has adopted a written Code of Business Conduct for all directors, officers, employees and consultants and a Code of Ethics for the CEO, President, CFO and senior financial supervisors. Both documents are available on the Trust's website at www.trilogyenergy.com and on SEDAR. In addition, each director has a copy of the Corporate Governance Manual which sets out the standard of conduct expected of directors as does the Disclosure and Insider Trading Policy of the Trust. The Board has also adopted a Whistleblower Policy. Should anyone wish a hard copy of the Code of Business Conduct or the Code of Ethics, they may be obtained on request from G. L. Yester, Corporate Secretary, at 4100, 350 7th Avenue S.W., Calgary, Alberta T2P 3N9.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Each director, officer, employee and consultant receives a copy of the Code of Business Conduct on commencing his or her association with the Trust and is asked to certify that the Code of Business Conduct has been read and has and will be complied with. Currently, the Trust monitors compliance by receiving, annually, certificates from the officers of the Trust confirming their compliance with the Code of Business Conduct and, to their knowledge,

compliance by employees and consultants under their direct supervision.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change reports have been filed by the Trust during the 2006 financial year relating to a director's or executive officer's departure from either the Code of Business Conduct or the Code of Ethics.

b. Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors and officers must disclose all interests and relationships of which the director or officer is aware which may give rise to a conflict of interest. Directors are also required to disclose any actual or potential personal interest in a matter on which the Board is making a decision and withdraw from the deliberations. In addition, the Board Mandate provides that directors have the responsibility to act honestly and in good faith with a view to the best interests of the Trust.

c. Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

All directors, officers, employees and consultants are provided with a copy of the Code of Business Conduct which stresses that employees and consultants are expected and required to adhere to the highest ethical standards. Directors, officers, employees and consultants are asked to certify their review of and compliance with the provisions of the Code of Business Conduct and, both initially and on an ongoing basis, any actual or potential conflict of interest situations they are in. The Trust has also adopted a Disclosure and Insider Trading Policy which provides additional guidance on legal and ethical conduct required of all directors, officers, employees and consultants of the Trust and its affiliates. This Policy is available on the Trust's website at www.trilogyenergy.com or may be requested from G. L. Yester, General Counsel and Corporate Secretary at 4100, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

6. **Nomination of Directors**

a. Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee is responsible, in conjunction with the Chairman of the Board, for identifying new candidates for nomination to the Board and recommending them to the Board when appropriate. Upon there being a vacancy on the Board or a determination having been made that the Board should be expanded, the Corporate Governance Committee will meet to review whether there are particular competencies needed by the

Board and to set forth the criteria in the selection process. The Committee will also determine whether any of the members are aware of potential candidates and will also review the advisability of securing independent consultants to assist in the search. Once a suitable candidate or candidates are identified, the Committee will meet with the Chairman for input, after which time, the candidate or candidates will be presented to the Board. The Board will discuss the competencies of the various candidates and, if applicable, identify one or more to be approached. The Board will also determine which Board member should make the contact after which that member will report back to the Board.

b. Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The nominating function is performed bv the Corporate Governance Committee. The Corporate Governance Committee is composed entirely of independent directors within the meaning of independence set out in NI 58-101.

c. If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance Committee is responsible for considering the appropriate size of the Board, establishing the criteria for Board membership, assessing the competencies and skills of each existing director and any new nominees with a view to achieving competencies and skills that the Board as a whole should possess, proposing candidates for election or re-election and ensuring there is an orientation program in place for new Board members and a continuing education program in place for all directors.

7. **Compensation**

a. Describe the process by which the board determines the compensation for the issuer's directors and officers.

The Corporate Governance Committee Charter provides that the Corporate Governance Committee will periodically review the adequacy and form of compensation of directors to ensure that the level of compensation realistically reflects the responsibilities and risks involved in being an effective director and reports and make recommendations to the Board accordingly.

The annual bonus and other benefits, direct and indirect, of the CEO is approved by the Compensation Committee. The Compensation Committee also approves the compensation for all other designated officers after considering the recommendations of the CEO, all within the compensation policies and general human resources policies and guidelines concerning employee compensation and benefits approved by the Board.

b. Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed of three independent members, and one member who is not independent within the meaning of independence set out in NI 58-101. The Chairman of the Compensation Committee is independent. The Trust participates in an annual compensation survey conducted by independent consultants encompassing, *inter alia*, executive compensation. This survey examines the salary, benefits and other incentive programs in effect with other oil and gas issuers operating in Canada.

c. If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

In addition to the Compensation Committee's responsibilities discussed in 7 a. above, the Compensation Committee also ensures that the Trust has programs in place to attract and develop management of the highest caliber and to ensure orderly succession of management; implements and administers compensation and general human resources policies and guidelines concerning executive compensation, contracts, stock option and other incentive plans, and proposed personnel changes involving officers reporting to the CEO; reviews the Trust's policies and programs relating to benefits; receives the CEO's recommendations relating to annual compensation policies and budgets for all employees, reviews the Trust's compensation policies and overall labour relations strategy; reports to the Board on the Committee's recommendations with regard to compensation of the CEO; and develops a calendar of annual activities to be undertaken by the Committee.

d. If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

No compensation consultant or advisor has, at any time since the beginning of the 2006 financial year, been retained to assist in determining compensation for any of the directors and officers.

8. **Other Board Committees**

a. If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The nominating function is performed by the Corporate Governance Committee as described above. The Board's fourth standing committee is the Environmental, Health and Safety Committee. The Committee's purpose is to review and monitor the environmental and employee health and safety policies and activities of the Trust and its subsidiaries.

In addition, the Audit Committee is responsible for, inter alia, reviewing the Trust's procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the requirements of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities*. The Audit Committee also reviews the appointment of the independent engineering firm responsible for evaluating the Trust's reserves and reviews the reserves data and the report of the reserves evaluator prior to making recommendations to the Board with respect thereto.

9. **Assessments**

a. Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Board is responsible for making regular assessments of its effectiveness as well as the effectiveness and contribution of each Board committee and each individual director. The Corporate Governance Committee establishes and administers a process (including a review by the full Board and discussion with management) for assessing the effectiveness of the Board as a whole and the Board committees. A Board assessment and evaluation questionnaire is included in the Corporate Governance Manual and each director, as part of the overall assessment process, completes a questionnaire on an annual basis. In addition, each Board committee conducts an annual review and assessment of its performance, including compliance with its charter and its role, duties and responsibilities and submits a report to the Board for consideration and recommendations.

SCHEDULE B

TRILOGY ENERGY LTD.
BOARD OF DIRECTORS
MANDATE

A. INTRODUCTION

Trilogy Energy Ltd. (the "Corporation") is the Administrator of Trilogy Energy Trust (the "Trust") and Trilogy Holding Trust ("Holding Trust") and is the general partner of Trilogy Energy LP (the "Partnership"), an Alberta limited partnership indirectly owned by the Trust. Pursuant to the Trust Indenture of the Trust dated February 25, 2005, as amended and restated from time to time, and pursuant to an Administration Agreement dated February 25, 2005 among the Corporation, the Trust and Holding Trust, the Board of Directors of the Corporation (the "Board") has the responsibility for the overall stewardship of the conduct of the business of the Trust and its subsidiaries and the activities of management of the Corporation, which is responsible for the day-to-day conduct of the business of the Trust. Where the context requires, references to the "Trust" refer collectively to the Trust, Holding Trust, the Partnership, the Corporation and all other direct and indirect subsidiaries of the Trust.

The Board's fundamental objectives are to enhance and preserve long-term unitholder value, to ensure the Trust meets its obligations on an ongoing basis and that the Trust operates its business in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests other stakeholders such as employees, customers and communities may have in the Trust. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the Trust.

B. PROCEDURES AND ORGANIZATION

The Board operates by delegating certain of its powers to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board, constituting committees of the Board and determining Director compensation. Subject to the Articles and By-Laws of the Corporation, the *Business Corporations Act* (Alberta) (the "Act") and the terms of the Trust Indenture and the Administration Agreement, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

C. DUTIES AND RESPONSIBILITIES

The Board's principal duties and responsibilities fall into a number of categories which are outlined below.

1. Legal Requirements

(a) The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

(b) The Board has the responsibility to:

(i) manage the business and affairs of the Corporation, the Partnership and the Trust;

(ii) act honestly and in good faith with a view to the best interests of the Corporation, the Partnership and the Trust;

(iii) in its capacity as administrator of the Trust, to exercise the care, diligence and skill that a reasonable, prudent trustee would exercise in comparable circumstances; and

(iv) act in accordance with its obligations contained in the Trust Indenture and the Administration Agreement, the *Business Corporations Act* (Alberta) and the regulations thereto, the Corporation's Articles and By-Laws, securities legislation of each province and territory of Canada, and other relevant legislation and regulations;

(c) The Board has the responsibility for considering the following matters as a full Board which shall not be delegated to management or to a committee of the Board:

(i) any submission to the unitholders of the Trust of a question or matter requiring the approval of the unitholders;

(ii) the filling of a vacancy among the directors or in the office of auditor;

(iii) the issuance of securities of the Trust or the Corporation;

(iv) the declaration of distributions of the Trust;

(v) the purchase, redemption or any other form of acquisition of securities issued by the Trust;

(vi) the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase securities of the Trust from the Trust or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vii) the approval of management proxy circulars of the Trust;

(viii) the approval of the annual financial statements of the Trust, the Trust's management discussion and analysis and annual information form; and

(ix) the adoption, amendment or repeal of By-Laws of the Corporation.

2. Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to facilitate the Board to function independently of management. In this regard, the Board shall consist of a majority of "independent directors"[i], as that term is defined in Section 1.4 of Multilateral Instrument 52-110, *Audit Committees* or such guidelines as may hereafter replace the same. The independent board members should hold separate, regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

3. Strategy Determination

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Trust and to participate with management directly or through its committees in developing and approving, as required, the mission of the business of the Trust and

the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Trust's business.

4. Managing Risk

The Board has the responsibility to understand the principal risks of the business in which the Trust is engaged, to achieve a proper balance between risks incurred and the potential return to unitholders, and to ensure there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Trust.

5. Division of Responsibilities

The Board has the responsibility to:

(a) appoint and delegate responsibilities to committees where appropriate to do so; and

(b) develop position descriptions for:

(i) the Chair of the Board;

(ii) the President and Chief Executive Officer;

(iii) the Chief Operating Officer; and

(iv) the Chief Financial Officer.

6. Appointment, Training and Monitoring Senior Management

The Board has the responsibility:

(a) to appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer's performance, to determine and approve the Chief Executive Officer's compensation, and to provide advice and counsel in the execution of the Chief Executive Officer's duties;

(b) to approve the appointment and remuneration of all other designated corporate officers, acting upon the advice of the Chief Executive Officer;

(c) to the extent feasible, to satisfy itself as to the integrity of the Chief Executive Officer and other corporate officers and that the Chief Executive Officer and other corporate officers create a culture of integrity throughout the organization;

(d) to ensure that adequate provision has been made to train and develop management and for the orderly succession of management; and

(e) to ensure that management is aware of the Board's expectations of management.

7. Policies, Procedures and Compliance

The Board has the responsibility:

(a) to ensure that the Trust and its affiliates operate at all times within applicable laws and regulations and to the highest ethical and moral standards;

(b) to approve and monitor compliance with significant policies and procedures by which the Trust and its affiliates are operated;

(c) to ensure the Trust and its affiliates sets high environmental standards in its operations and is in compliance with environmental laws and legislation; and

(d) to ensure the Trust and its affiliates has in place appropriate programs and policies for the health and safety of its employees in the workplace.

8. Reporting and Communication

The Board has the responsibility:

(a) to ensure the Trust has in place policies and programs to enable the Trust to communicate effectively with its unitholders, other stakeholders and the public generally;

(b) to ensure that the financial performance of the Trust is adequately reported to unitholders, other security holders and regulators on a timely and regular basis;

(c) to ensure that the financial results are reported fairly and in accordance with generally accepted accounting standards;

(d) to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Trust;

(e) to report annually to unitholders on its stewardship of the affairs of the Trust for the preceding year; and

(f) to develop appropriate measures for receiving unitholder feedback.

9. Monitoring and Acting

The Board has the responsibility:

(a) to monitor the Trust's progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(b) to take action when performance falls short of its goals and objectives or when other special circumstances warrant;

(c) to ensure that the Trust has implemented adequate internal control and management information systems which ensure the effective discharge of its responsibilities; and

(d) to make regular assessments of the Board's effectiveness, as well as the effectiveness and contribution of each Board Committee and each individual director, which responsibility has been delegated to the Corporate Governance Committee in conjunction with the Chairman of the Board.

---

[1] 1.4 **Meaning of Independence --**

(1) An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2) For the purposes of subsection (1), a "material relationship" means a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgment.

(3) Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a) an individual who is, or has been within the last three years, an employee or executive officer of the issuer:

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c) an individual who:

(i) is, a partner of a firm that is the issuer's internal or external auditor;

(ii) is an employee of that firm; or

(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time.

(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i) is a partner of the firm that is the issuer's internal or external auditor;

(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or

(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer's current executive officers serves or served at the same time on the entity's compensation committee; and

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4) Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because:

(a) he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b) he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5) For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6) For the purposes of clause (3)(f), direct compensation does not include:

(a) remuneration for acting as a member of the board of directors or of any board committee of the issuer; and

(b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7) Despite subsection (3) an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member: (a) has previously acted as an interim chief executive officer of the issuer; or (b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8) For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

File No. 82-34876

TRILOGY
ENERGY TRUST

FORM OF PROXY

Solicited on behalf of Management

for the Annual General Meeting of Unitholders
to be held on May 17, 2007

The undersigned, unitholder of Trilogy Energy Trust (the "Trust"), hereby appoints Clayton H. Riddell of Calgary, Alberta, or failing him, James H. T. Riddell of Calgary, Alberta, or instead of either of the foregoing ____________________ ________________________, of ______________________________________, as proxyholder, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting ("the Meeting") of unitholders of the Trust ("Unitholders") to be held on the 17th day of May, 2007, and at any adjournment thereof, to the same extent and with the same power as if the undersigned were present at the said Meeting or any adjournment thereof, and in every poll which may take place in consequence thereof upon the matters which may come before the Meeting, and the undersigned hereby revokes any prior proxy appointing a proxyholder for the undersigned at the Meeting or any adjournment thereof.

The proxyholder identified above is instructed to vote as specified below:

1. To vote upon the election of the proposed nominees named in the accompanying management information and proxy circular as directors of Trilogy Energy Ltd. (the "Administrator");

   VOTE FOR ☐ or **WITHHOLD VOTE** ☐

2. To vote upon the appointment of PricewaterhouseCoopers LLP as auditor of the Trust, including all direct and indirect subsidiaries of the Trust;

   VOTE FOR ☐ or **WITHHOLD VOTE** ☐

The Trust Units represented by this proxy will be voted as specified by the Unitholder, but if no specification is made, they will be voted FOR the resolutions referred to above.

Management knows of no matters to come before the Meeting of Unitholders other than the matters referred to in the Notice of Meeting. However, it should be noted that this form of proxy is a discretionary proxy and the persons named herein are authorized to vote in accordance with their discretion with respect to any amendments or variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting or any adjournment(s) thereof.

- PLEASE TURN OVER -

Dated this _____ day of _____________, 2007.*

Signature of Unitholder **

Please Print Name

Number of Trust Units Held

* If this form of proxy is not dated, it is deemed to bear the date on which it is mailed on behalf of the Trust.

** This form of proxy must be dated and signed by the Unitholder or his attorney in writing, or if the Unitholder is a body corporate, it must be executed under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees, etc., should indicate and provide satisfactory evidence of such authority.

A Unitholder has the right to appoint a proxyholder other than the persons designated in this form of proxy as his or her nominee to attend and act for him and on his behalf at the Meeting. To exercise such right, the Unitholder should insert the name of the nominee in the blank space provided for that purpose in this form of proxy or should complete another form of proxy.

Unitholders who are unable to attend the Meeting are requested to complete this form of proxy and return it to Computershare Trust Company of Canada, the transfer agent for the Trust, in person or by mail to 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department (a self-addressed envelope is enclosed), no later than 2:00 p.m. (Calgary time) on Friday, May 15, 2006 or, if the Meeting is adjourned, 48 hours prior to the date of the adjourned Meeting (excluding Saturdays, Sundays and holidays).

TRILOGY
ENERGY TRUST

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

The annual meeting (the "Meeting") of the holders of units ("Unitholders") of Trilogy Energy Trust (the "Trust") will be held in the Discovery Room, First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta, on Thursday, May 17, 2007, at 2:00 pm Calgary time, for the following purposes:

1. to receive the consolidated financial statements of the Trust for the year ended December 31, 2006, together with the report of the auditor thereon;
2. to elect the directors of Trilogy Energy Ltd. (the "Administrator");
3. to appoint the auditor of the Trust including all direct and indirect subsidiaries of the Trust for the ensuing year; and
4. to transact such other business as may properly come before the Meeting and any adjournment or adjournments thereof.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the envelope provided for that purpose to Computershare Trust Company of Canada, the transfer agent for the Trust ("Computershare"), in person or by mail to 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department. To be valid, Unitholders' proxies must be deposited with Computershare at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the Meeting or any adjournment or adjournments thereof.

Unitholders of record as at the close of business on March 28, 2007 will be entitled to receive notice of and to vote at the Meeting.

DATED at Calgary, Alberta, this 5th day of March, 2007.

BY ORDER OF THE BOARD OF
DIRECTORS
OF TRILOGY ENERGY LTD.
In its capacity as Administrator of
TRILOGY ENERGY TRUST

(signed) "*Gail L. Yester*"
Corporate Secretary

END